UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 19, 2021

KALEYRA, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38320	82-3027430
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Via Marco D’Aviano, 2, Milano MI, Italy	20131
(Address of Principal Executive Offices)	(Zip Code)

+39 02 288 5841

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	KLR	NYSE American LLC
Warrants, at an exercise price of $11.50 per share of Common Stock	KLR WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

On February 19, 2021, Kaleyra, Inc. (“Kaleyra”) announced the acquisition of mGage (“mGage”), a leading global mobile messaging provider, for $215 million (subject to certain customary adjustments). As previously disclosed in a Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 19, 2021, Kaleyra will acquire mGage for a total purchase price of approximately $215 million, subject to adjustments. The consideration to mGage shareholders will consist of cash in the amount of $195 million and 1,600,000 shares of Kaleyra common stock.

Kaleyra will fund the cash consideration to mGage shareholders and related transaction costs with a combination of $200 million in senior unsecured convertible notes and the sale of 8,400,000 shares of common stock in a Private Investment in Public Equity (PIPE) offering, for a total share issuance of 10,000,000 shares of common stock at a price of $125 million. The convertible notes will be convertible into shares of the Company’s common stock based on an initial conversion rate of 59.2593 shares of common stock per $1,000 principal amount of the Notes (which is equal to an initial conversion price of $16.875 per share), in each case subject to customary anti-dilution and other adjustments as a result of certain extraordinary transactions.

Attached hereto as Exhibit 99.1 is the transcript of an investor conference call held on February 19, 2021, by Kaleyra in connection with the announcement of its entry into the Agreement and Plan of Merger with mGage.

Furnished as Exhibit 99.2 hereto is the investor presentation that was used by Kaleyra in connection with the common stock PIPE offering.

The foregoing exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Cautionary Statement Regarding Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including with respect to the proposed transaction between mGage and the Company, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, expansion plans, projected future results and market opportunities of mGage. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of the Company of the issuance of shares as merger consideration and for the PIPE and Convertible Note investments by the Company and the receipt of certain governmental and regulatory approvals, (iii) the inability to complete the PIPE and Convertible Note investments in connection with the transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) the effect of the announcement or pendency of the transaction on mGage’s business relationships, operating results and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of mGage and potential difficulties in mGage employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against mGage or against the Company related to the merger agreement or the transaction, (vii) the ability to maintain the listing of the Company’s securities on a national securities exchange, (ix) the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company plans to operate or mGage operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s or mGage’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xi) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry and (xii) the size and growth of the market in which mGage operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020 and other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and mGage and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither mGage nor the Company gives any assurance that either mGage or the Company or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, the Company intends to file a combination proxy statement/prospectus registration statement on Form S-4 with the SEC. The proxy statement will be sent to the stockholders of the Company. The Company and mGage also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by the Company and mGage through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at https://www.kaleyra.com/ or upon written request to the Company, c/o Kaleyra, Inc., Via Marco D’Aviano, 2, Milano MI, Italy.

Participants in Solicitation

The Company and mGage and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the combination proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits.

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

Exhibit Number

99.1	Transcript of Investor Call.

99.2	Investor Presentation dated February 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 19, 2021

By:	/s/ Dario Calogero
Name:	Dario Calogero
Title:	Chief Executive Officer and President

Exhibit 99.1

Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

C O R P O R A T E   P A R T I C I P A N T S

Marc Griffin, Investor Relations, ICR

Dario Calogero, Founder, Chief Executive Officer and Director

Giacomo Dall’Aglio, Executive Vice President, Chief Financial Officer and Principal Accounting Officer

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Lance Vitanza, Cowen & Company

Mike Latimore, Northland Capital Markets

George Sutton, Craig-Hallum Capital Group

Tim Horan, Oppenheimer & Co., Inc.

Allen Klee, Maxim Group

P R E S E N T A T I O N

Operator

Greetings, and welcome to the Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call. As a reminder, this conference is being recorded.

It is now my pleasure to introduce Marc Griffin, Investor Relations. Thank you. You may begin.

Marc Griffin

Welcome, everyone, and thanks for joining us on such short notice.

We’ve been asked to sign today a definitive agreement to acquire mGage. Joining me today to discuss the transaction is Kaleyra’s Founder and Chief Executive Officer, Dario Calogero, and the Company’s Chief Financial Officer, Giacomo Dall’Aglio.

On our website, investors.kaleyra.com, is a slide deck that will also be publicly filed with the SEC and which follows today’s presentation.

As a reminder, today’s call is being webcast live and recorded. You can replay the call on Kaleyra’s Investor Relations website until March 5, 2021.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

Kaleyra plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and mail a Proxy Statement Prospectus to its stockholders containing information about the transaction. Investors are urged to read the Registration Statement and Proxy Statement Prospectus carefully when they are available. The Registration Statement and Proxy Statement will contain certain information about the acquisition of mGage and related matters. Investors and Kaleyra stockholders will be able to obtain free copies of these documents through the website maintained by the SEC at sec.gov. Copies of the Registration Statement and Kaleyra’s Proxy Statement Prospectus may be obtained free of charge from Kaleyra by directing a request to Giacomo Dall’Aglio, Chief Financial Officer, Kaleyra, Inc., via Marco D’Aviano, 2 Milano MI, Italy.

Please note that the parties may discuss forward-looking statements within the meaning of the Safe Harbor provisions of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, future results of operations, capacity, production and demand levels. Forward-looking statements are made based on the parties’ expectations and beliefs concerning future events and, therefore, involve a number of risks and uncertainties. The parties caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-statements are discussed in the Form 8-K, which Kaleyra filed this morning with the SEC. All forward-looking statements are based upon the information available to Kaleyra and/or mGage as of the date hereof and speak only as of the date hereof. The parties assume no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

With that, let me turn the call over to Dario.

Dario Calogero

Thank you, Marc, and welcome, everyone.

We, as Kaleyra, have transformed the enterprise communications in Italy and across the world, and we are have consistently stated our goal of expanding globally to diversify our platform and consolidate the large and fragmented CPaaS market. Today, we are very delighted to announce the acquisition of mGage, and to provide information about this acquisition. We will use the presentation that we have on our Investor Relations website, at investor.kaleyra.com.

I will shortly present the acquisition. If you can get this presentation and you can flip to Page 3, where the title is Kaleyra and mGage – A Compelling Combination, I’ll try to provide the highlights about the opportunity and the strategic advantage of this acquisition.

Kaleyra and mGage, combined, will create a top 5 global CPaaS platform with a strong position in the United States, Latin America and APAC. The company should, on a pro forma basis, record $360 million plus in revenues, with $45 million in Adjusted EBITDA, and revenue growth that the group, on a pro forma basis, between 2019 and 2021, of 22%. The EBITDA margin, on a pro forma basis again, will be about 13%, and the Adjusted EBITDA margin on the three years, 2019 to 2021, will have growth of 23%, compound average growth rate. Overall, the group will process over 45 billion messages, with about 550-plus employees worldwide, over 3,800 customers, operating in over 150 countries in the world.

Basically, the acquisition of mGage vastly expands Kaleyra’s existing U.S. customers in the customer base, and also the research and development footprint, with its 155 professionals working in the messaging space out of the United States and Latin America and the U.K.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

The network operator connectivity will be significantly improved. We already have—Kaleyra has direct interconnection in most geographies, including Italy (inaudible), and mGage is a Tier 1 interconnection operator with the U.S. carriers.

In terms of offering, we see a very significant complementarity in the product, in the market and in the channel across the CPaaS services, and this acquisition will, let me say, merge together and run together the strength of Kaleyra and the strength of mGage.

We will create a scaled CPaaS roll-up platform in the emerging CPaaS ecosystem, with a significant potential for highly realizable cost synergies and cross-selling opportunities.

So, mGage, in a way, is the perfect strategic fit for Kaleyra and aligns with Kaleyra’s history of focused and disciplined acquisitions.

But, last, and most important thing for me, is that we achieve with this acquisition, again on a pro forma basis, the very well-balanced footprint, with 31% of the revenues coming from North America, another third coming from Europe, and the rest split 50/50 between Asia-Pacific and the rest of the world, with a significant footprint in Latin America.

On Slide No. 4, we have a snapshot of the combination of the leading CPaaS companies. On a three-year basis, the group’s pro forma went up from $241.4 million in revenues in 2019, with about $284.6 million in 2020, and expected to be $360.6 million in 2021.

In terms of verticals, the most significant segment is, and will remain, the financial services, adding the financial services customers of mGage to the very significant footprint in the industry of Kaleyra, which will account overall for one-fourth of the revenues. Another fourth of the revenues will come from the enterprise software, which means large platforms that use our solutions to deliver messaging and to interact on the mobile channel. There will be a significant piece on product detail, education, technology, e-commerce, and, again, I invite you, strongly invite you to browse the presentation.

On Page No. 5, we have a combined company with, let me say, the sum of Kaleyra and mGage and the combined pro forma. In terms of revenue, Kaleyra is expected to have $184.1 million in revenue in 2021, mGage standalone $173.1 million. Combined pro forma, including nine months of synergies, because the transaction is expected to happen in Q2 2021, would have about $350.6 million in revenues, with a compound annual growth rate of 22.2%, and gross margin of $95.4 million, which enhances the gross margin profile of the group up to 26.5% on a consolidated pro forma basis. The Adjusted EBITDA would be $45.3 million, enhancing the expected gross margin—Adjusted EBITDA profit profile of Kaleyra, which is about $10 million in 2021, and would jump up to $45.3 million in 2021, on a pro forma basis, including mGage and including the synergies.

Again, in terms of customers, we will serve about 3,800 customers, with a specific focus on large accounts, which is in the very nature of both the two companies, and the top 10 customer concentration, again on a pro forma basis, will be 57% of revenues.

If we go to Slide No. 6, I would like to hand it over to my colleague Giacoma, who will briefly speak about the synergies.

Giacomo Dall’Aglio

Yes, thank you, Dario.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

On Page 6, you have the synergies that we expect in the next three years, and particularly from cross-selling opportunities, we see a lot of synergy, because, as Dario said, mGage has a platform that is completely complementary on the Kaleyra one. Kaleyra is more focused on the transaction side, mGage on the demand side, in engagement, so I think we can cross-sell both platforms to the other customers. Another important aspect of cross-selling is that Kaleyra is an omnichannel platform. mGage is more on messaging and RCS. So, we can sell, for example, ours to mGage customers.

In terms of costs, we will have synergy in the cost of sending messages. mGage is only one of the four companies, Tier 1, with a U.S. carrier, so has an advantage in buying and sending messaging in U.S. domestic. Kaleyra is Tier 1 in Italy and in India. So, sending in some geographies, we will have advantages, saving of costs.

In terms of personnel, I would like to underline that the transaction comes with mGage Management, but without the C-level, so we are not buying the CEO, CFO, etc., of Vivial Group, that own mGage, so we will have no duplication of costs and some savings, and also, with the synergy, in particular, in R&D, we can have a cap of the hiring plan of Kaleyra for the next two years. That was very important to continue to grow, but thanks to this synergy, we can save money. The slide, you can see that the run rate in 2023, the total revenue synergy and cost synergy are about $20 million, $19.4 million.

I turn back to Dario.

Dario Calogero

Thank you, Giacomo. Thank you very much.

So, let’s focus one second on mGage. Let’s go to Slide No. 8, which is mGage at a Glance.

mGage is a very well (inaudible) operator in the messaging world, with an incredible footprint on large accounts, with a significant volume of messaging handled by its platform. Let me say, as of today, we would say that on a full-year basis, mGage is roughly handling 20 billion messages, with EMEA-only revenue growth in the first half of 2020 of 35%, with about 300 large enterprise customers, serving 150 customers, and with the strength of 155 employees worldwide.

As the name of the company brings along, mGage is more focusing on mobile engagements, rather than transactions. The sweet spot for mGage services is typically promotional offers, customer support and engagement, and also they have provided that they do provide more transactional services, like appointment reminders and multi-factor authentication, but we do not really see any overlap in the offering of mGage and the offering of Kaleyra, but rather an opportunity to cross-sell. Also, considering that the cluster of the mGage customers is completely separated from the cluster of the Kaleyra customers.

Their solution has been significantly invested over the last few years and they have two primary products, communication software and services. One is Communicate Pro, a cloud-based, front-end user interface, and the other one, Connect, which is an API solution for large accounts.

Some of their clients are the largest, most valuable brands, and spanning a diverse range of end markets, with a specific focus on the larger independent software vendors, and also software service providers, which are using mGage as a mobile extension of their platform.

mGage is also one of the four mobile messaging providers with direct connections to all four major U.S. carriers, providing unique network performance and cost advantages, and this attitude to be a high-quality provider is fitting very, very well with Kaleyra.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

The 2020 revenue and the Adjusted EBITDA of $140 million and $30.5 million of Adjusted EBITDA, respectively, it’s significantly enhancing the scale of the operation, on a pro forma basis.

If you flip to Chart No. 9, you have here an idea of the volume. In the month of October ’20, mGage processed about 1.9 billion messages, which is a significant amount of traffic, that combined with traffic of Kaleyra would put the two companies in the range of the highest scale of the operators in the world.

In terms of the distinctive attributes of mGage, other than the direct interconnection and the commercial contracts with the top U.S. carriers I already mentioned, drive a 300-plus enterprise large clients, including, as I said, the very, very significant brands in the top Fortune 500 companies. The cloud-based offering across all messaging channels and seamless API interoperability is very, very well designed, and their engineering is absolutely top-class. The network is an ultra low-latency network built on a modern infrastructure. There’s been significant investment made over the last few years on the infrastructure.

The re-occurring messaging volume and the negligible churn of the customers is a really important asset. The tenure of the customers of mGage is incredible. If you flip to Chart No. 10, you see that mGage’s top 10 clients’ average tenure is 10.2 years, with several clients greater than 10 years. The longest tenured clients are 16 years. This is incredibly similar to Kaleyra, where, especially in banking, but also with large digital customers and e-commerce platform, we have tenure over 10 years. We have customers that have been with us for more than 16 years. This attitude to work in partnership together with large accounts on long-lasting relationships, it’s the very nature of the two companies, it’s kind of the DNA.

In terms of large accounts, other than the already mentioned technology provider and telecom and cable operators, there are customers in financial services and there are customers in gaming, travel and hospitality and retail.

If you flip to Chart No. 11, you have the timeline and the highlights of the history of mGage, which has been taken over by Blackstone in 2015, and in 2016, there’s been significant investment made in upgrading the infrastructure. In 2017, mGage launched their international expansion. As of 2020, mGage gathered 41% of the revenues in the U.S. domestic market and a sizeable 59% international. Again, another infrastructure upgrade to make the infrastructure more solid, more resilient and more scalable. Innovation in 2018, 2019 was the RCS launch, and now in 2020, and beyond, again product innovation, increasing penetration on existing clients and international expansion, and also M&A, we are here talking M&A.

On Slide No. 12, we have some financial highlights, that again I would like my colleague Giacomo to cover.

Giacomo Dall’Aglio

Thank you, Dario.

On Page 12, you can see the figures for mGage standalone for 2019, 2020 and 2021, and in terms of gross revenue, mGage has a similar path of Kaleyra, but consider they have a larger, important footprint in the U.S., they can enjoy a much higher gross margin, and also EBITDA, as a consequence. Let me say, only a consideration, that if we add these figures to the Kaleyra’s ones, it is a very, very big jump higher for Kaleyra group, we can double in revenue, expand our margins, gross margins and EBITDA, so we believe this is a very accretive combination.

I turn back to Dario.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

Dario Calogero

Thank you, Giacomo.

So, I will go fast on the market overview, because people in the call are knowledgeable about the space. I just want to say that this is a huge market. The market is basically the combination of the application-to-person messaging market, and the CPaaS market, which is excluding the application-to-person messaging market, which is a mistake, in a way, because the market is, combined, messaging and other channels. In an omnichannel play, it’s blended together. So, this market, if you combine the two segments, it’s more between $70 billion and $100 billion on a worldwide basis, and this market definitely represents a very, very interesting opportunity in terms of growth. It’s a market that has been growing over 20%, 25% over the last few years, including application-to-person, and will keep on growing, and is expected to keep on growing significantly over the next two to three years.

Also, let me say, no one has a very relevant market share in this market, because, on a global basis, the market is much bigger than any single operator on the supply side. We strongly believe this is becoming more and more a global market and want to position Kaleyra as a global leader in this market.

On Slide No. 15, we have the destination, which is the same thing with another card made by mGage. mGage has always been working actively with (inaudible) growth into the marketing and mobile messaging, but, again, it’s a huge market, very, very large, and also getting more and more relevant, because the eyeballs of the consumers are moving from the traditional channels to the mobile handset, and this is making a lot of difference. That’s why, also, we want to invest in this segment, because this is becoming more and more relevant, and the relationship between the consumer and the brand starts from demand generation and lead generation, gets into the transaction, and then goes forward into the customer relationship, and we want to follow the relationship of the brand with the consumers along the process.

If we look at Slide No. 15, we have the combination of the multiple segments. On this slide, the only thing which is a very attractive to me is the fact that we have a very significant footprint in India. As Kaleyra and also mGage have a very significant footprint in India in terms of revenues, combined together, we become a leader in India. India is one of the high-growth markets for mobile communication in the world and the chatbot usage is expected in the near future to grow more than 300% in India.

So, to wrap up, this combination will create the leading global CPaaS powerhouse—Slide No. 17—top 5 CPaaS solution provider in the world, leading co-creator, because we are very much focusing on working together our large accounts, which are partners that we are redesigning the mobile services; a unique solution provider with direct connection to all Tier 1 U.S. carriers, plus a very significant footprint in other networks in the world; a scalable financial profile, highlighted by high growth, increasing profitability and very robust free cash flow—the cash flow conversion is like 90% of the Adjusted EBITDA—entrenched long-term and blue-chip client base across diverse and very attractive end markets; very, very strong reserves and development capabilities between Bangalore, Milan, and Atlanta in the U.S..

And last, but not least, let me say I’m proud of the team, but my team is a very strong Management Team and I’m proud to lead this team, with a very, very strong leadership and knowledge about the space.

So, we are done here with the presentation. I would like to turn it over to the Operator to open the Q&A session.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

Operator

Our first questions come from the line of Lance Vitanza with Cowen & Company. Please proceed with your questions.

Lance Vitanza

Hi, guys. Thanks, and congratulations on the acquisition. I guess I had a couple of questions, so hopefully I can get at least some of these in, but the first one, I’m just trying to understand your comments, Dario, I would like to better understand in what ways mGage’s offering differs from Kaleyra’s offering. It looks like mGage is essentially providing the same types of service to the same types of companies, but could you—but I know that you called out some differences and I’m just trying to—could you talk about those differences again; and also do you currently share customers with mGage in which you are, in fact, selling different products to the same customer, or should I think of this simply as you went out and you found a cheap way to acquire a competitor and gain market share at an attractive price?

Dario Calogero

Thank you, Lance. Well, quickly, as I already mentioned, if you recall, that it’s zero overlap in the customer footprint. So, the cluster of the mGage customers is completely different from the cluster of the Kaleyra customers.

In terms of offering, if you consider that, in general, that CPaaS is how to maintain the relationship between the consumer and the brand, you can classify the macro-processes on the downstream in three different segments. One segment is generating the demand, so it’s basically doing marketing and promotional activities to generate the demand for the brand, and that’s the focus and the sweet spot of mGage. Another macro-process is the transaction itself, say sending out notification on a payment and sending a strong customer authentication to authorize a money transfer, or to access banking, say track and tracing of a shipment off e-commerce, say providing services on the call of the passenger and the driver for Uber or for (inaudible). Those are transactional services and that’s the sweet spot for Kaleyra. Then there is the post-stage, where there is any issue or any claim or any reason why the consumer shouldn’t interact with the brand, and this is again the sweet spot for Kaleyra, and also, in some cases, for mGage. So, that’s why we say that we see a lot of complementarity. We see a lot of complementarities in the culture and the attitude of mGage and Kaleyra to work together with big brands.

Lance Vitanza

Perfect, that’s really helpful. I appreciate you reiterating that in response on the call. The second question I have—I guess I’ll just limit it to three questions. The second question is on the synergies. I’m just trying to better understand—and I thought it was a great discussion, but better understand the split between the cost synergies and the revenue synergies. It looks like—for the 2021 period, it looks like it’s roughly even, it looks like you’re looking for roughly the same amount of revenue synergies as you are cost synergies. Is that true for 2022 and 2023, as well, or does it become more heavily tiered?

Giacomo Dall’Aglio

This is Giacomo. Yes, we can say 50/50, about 50/50.

Lance Vitanza

Okay, great, and then the last question for me is just on the financing side. I guess, on the capital raise, if I understand this correctly, you’ve gone out and you’ve already placed the shares—well, it hasn’t closed yet, but, essentially, you have commitments in place to place the 10 million shares. The 8.4 million, or whatever is going to PIPE investors, has that been committed at this stage? It appears that it has, and it

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

looks like that the convert has been placed, as well, and I guess I’m just wondering, if that’s true, what’s the conversion price—I’m sorry, I missed that in the release, I couldn’t find it—the conversion price on the convertible notes; and then could you comment on how you came up with the valuation that you are using for the share price? It looks like it’s a bit of a discount to where the stock was trading over the last several weeks.

Dario Calogero

We have a commitment, both from the PIPE and on the convertibles, from certain investors, and the shares will not be there till the closing, and be met, is what I can tell you at the moment. Also, let me say there will be an 8-K released shortly, clarifying all the technicalities of the (inaudible). All the financials, by the way, are committed and non-reversible.

Lance Vitanza

Okay. So, I’m just saying, without a conversion price, it’s a little tricky to kind of think about the true cost that you’re paying, but it sounds like that’s going to be coming later today in an 8-K. Is that what I’m hearing?

Dario Calogero

That’s right, that’s right. I would rather wait for the 8-K to be in the public domain.

Lance Vitanza

I understand.

Dario Calogero

I wouldn’t like to anticipate things which have not been published yet.

Lance Vitanza

Very good. Okay, well, thank you, guys.

Giacomo Dall’Aglio

And if I could add a comment, let’s say, that we are very happy on the quality of the investors, that are long-term investors and can be partners for Kaleyra for a long time, and also let me thank, also, the seller of mGage, that are set, also, to receive part of the consideration in shares, starting from Blackstone.

Lance Vitanza

Will they be able to—are there going to be lockups for any considerable length of time for either mGage or for the PIPE investors?

Giacomo Dall’Aglio

There is no lockup, no.

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

Dario Calogero

There is no lockup. We can disclose also the conversion price, Giacomo.

Giacomo Dall’Aglio

Yes, the conversion price of the convertibles is $16.88 per share.

Lance Vitanza

Okay, thanks, guys, I appreciate it. Congrats.

Dario Calogero

Okay. Stay tuned with the 8-K. Thank you.

Operator

Thank you. Our next questions come from the line of Mike Latimer with Northland Capital Markets. Please proceed with your questions.

Mike Latimer

Yes, good morning, and congratulations, it seems to check all the boxes here. I guess, Dario, can you elaborate a little bit more on the cross-sell opportunities you see there? What are maybe the most visible kind of near-term cross-sell opportunities; and does mGage’s presence in the U.S. help you with some of your initiatives you’ve been pursuing with K-lab and financial services in the U.S.?

Dario Calogero

Thank you, Mike. Yes, I can address this. First, let me say, we are, Kaleyra, an omnichannel platform, so we have messaging, instant messaging, post notification, voice, we have video. So, our attitude is to play the omnichannel play into CPaaS plays, while mGage has been focusing 100% on messaging, SMS, MMS, which is, let me say, evolving into RCS. So, first thing, we can cross-sell our omnichannel capabilities on to the mGage messaging customer.

The other thing, we can cross the other way around the marketing and promotional messaging services, that characterise the offering of mGage, to the existing transactional customers of Kaleyra. This also would take advantage of the different commercial footprint and different geographies, so we will bring messaging offer of mGage into Europe and Asia-Pacific, and they will bring our messaging into the U.S. with our transactional capabilities, with a specific focus on financial services, because that’s our core expertise. We are a trusted CPaaS and we will definitely take advantage of the footprint that mGage has in the space, and in the industry, also.

Is this answering your question, Mike?

Mike Latimer

Yes, that’s great. Yes, thanks. Then, as it relates to how mGage goes to market, can you elaborate on that a little bit? Do they sell into the IT group, do they sell to developers? It sounds like they might do some white-labelling here. Maybe a little more elaboration on how mGage goes to market.

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

Dario Calogero

Well, they are, again, very similar to Kaleyra, because they are focusing on large accounts and they are co-creator, are using the destination of (inaudible), so they sit alongside the large accounts, and they have the large accounts to design and use the services and the API of the platform embedded into their applications. So, no, they are not focusing on the developers, they are focusing on enterprise customers. They are very different from the other CPaaS in the U.S. which are more focusing on the developers community.

Mike Latimer

Yes, and then just on gross margin, mGage, it looks like it’s over 30%. I guess that gross margin is pretty healthy, and I guess the main reason there is that it’s mostly U.S., or has a bigger concentration in the U.S. I guess that’s the first question. Then, the second, what could be the long-term gross margin of the combined company?

Dario Calogero

Well, I can only repeat what we already said on multiple occasions with the analysts and the investors. The U.S. market is different from the rest of the world, because it has a much higher gross margin profile. mGage is having 41% of the revenue coming from the U.S. market, has a higher gross margin than Kaleyra, because our footprint in the U.S. is limited, and not only limited, but also for customers which are using Kaleyra for long distance over other destinations were typically the cost of sourcing the termination (inaudible).

Blended together, on a pro forma basis, in 2021, we will go over 26%. We think that going forward our intent is to bring the gross margin profile over 30%. We also said that global players blending different channels and different geographies and different, let me say, customer segments and customer size will land in between 30% and 35%. So, that’s what we can expect.

Mike Latimer

Okay, great. Thanks very much. Looks great.

Operator

Thank you. Our next questions come from the line George Sutton with Craig-Hallum. Please proceed with your questions.

George Sutton

Thank you. The transaction looks very interesting. I will tell you the key question I’m getting from clients this morning is trying to better understand the valuation paid. It looks like a very attractive price. I know Avi loves to negotiate, so I assume that had something to do with it, and I know Blackstone will remain an owner of some size in this, but can you give us a sense, was this an auction process? How was the price determined here for this company?

Giacomo Dall’Aglio

Hi, George. Yes, sure. Well, basically, the negotiation with the counterparty, and the seller being Blackstone, began in October 2020. When we made the offer, we made the offer to, let me say, fit a multiple for mGage, which was fitting the same multiple for Kaleyra. So, it wasn’t an auction. It was, let me say, a trade sale, where I believe that the seller saw the opportunity, the strategic opportunity of combining together mGage and Kaleyra the same way we saw it. So, we were on the same page and we worked together to build this transaction, and Blackstone loved the opportunity for the roll-up. In fact, they are rolling up, overall, the seller, $20 million as part of the price consideration into the PIPE.

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

Also, we believe, and we had a clear indication, that the Management of mGage really loved the strategic fit and the culture fit with Kaleyra, and a strong belief supported the build with Kaleyra, instead of having a deal, a financial deal with another type of equity potential buyer.

The reason why the price might be looking lower than expected is, first thing, let me say, it’s an opportunity. Yes, indeed, Avi is a good negotiator, but also David Posnick has been very, very supportive in this transaction, and Blackstone has been very supportive in this transaction, because we all believe that there is a significant upside going forward.

George Sutton

Okay, that’s very helpful. Two other quick things. You did not get some volume discounts in Q4 of last year, predominantly given the pandemic issues in Q2. Can you help us understand how this will affect some of the volume opportunities? I didn’t hear that specifically discussed in the synergies. Second question. Related to your sales go-to-market, can you just give us a sense of what the combined sales group will look like versus what Kaleyra specifically looked like prior to the transaction? Thanks.

Dario Calogero

Okay. First thing, let me say, in messaging, volume matters, and combined together, the volume of mGage and the volume of Kaleyra, on a pro forma basis, worldwide will be, again, more than $44 million—44 billion messaging volume, but with the growth that the companies have on the volume, we can expect in 2021, on a pro forma basis, going over 50 billion. This will positively affect the cost of termination and the contracts with the operators worldwide. So, this is answering to the first question.

The second question, could you please rephrase the second question, because I’m not sure I got it right?

George Sutton

With cross-selling an important part of the consideration, I’m just curious what the combined sales effort will look like. How many quota-carrying sales reps will there be for the combined entity versus (inaudible).

Dario Calogero

Oh, yes, yes. Well, let me say, at the moment, with Kaleyra, we have 40-plus. With mGage, I believe there are another, let me say, 20, 30-plus. So, on a worldwide basis, sales will be 70, 80 people. Also, there is in this play, I believe it’s only the pure salesmen, which are typically splayed between farmers and hunters, but also there is the partnership which is sitting between sales and marketing, and part of the Marketing Team, we could consider, also, part of the Business Development Team. So, let me say, of 550 people total headcount, I would say that about 100 people will be doing marketing and sales.

George Sutton

Super. Thanks, guys. Congratulations.

Operator

Thank you. Our next questions come from the line of Tim Horan with Oppenheimer. Please proceed with your questions.

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

Tim Horan

Thanks, guys. Can you give us a little more color on exactly what mGage, what a typical text message would look like to customers? I think they’re very involved with some of the larger CRM companies. What are the CRM companies using this for? It also seems like they’re very involved with some of the larger credit card companies. Yes, what would a typical text look like?

Dario Calogero

Well, first thing, hi, Tim, nice to talk to you. Typically, promotional messaging is bringing to the consumer information about the market and opportunity, a product sale, (inaudible) shop something. We always see this kind of messages in the U.S. Typically, it’s like there’s a promotion in the retail shops, stop by our retail shop, because you can get 10% discount, get this coupon for a specific discount, because days like Valentine, or any other occasion, to try to bring the consumer into the commercial mode with the seller, with the brand. So, that’s a good example, I would say.

Being such a service done at scale by mGage, mGage also enjoys this particular relationship with the U.S. carrier, which is called a Tier 1 interconnection capability. There are only four companies in the U.S. having such a capability, and they engage one of them. In a way, let me say, this is very much fitting with our own attitude of being directly interconnected with the operators, and we will keep on investing in this, and we will definitely support mGage in maintaining the status with the mobile network operator in the U.S., and also expanding this capabilities to other geographies, like we do in Europe and in Asia-Pacific.

Tim Horan

Do you think you can expand from being more direct enterprise sales to more developer platform, you know, sales effort and product effort?

Dario Calogero

Well, let me say, the offering is already there, because we do provide API documentation for developers to embed our API in their applications. At the moment, neither Kaleyra nor mGage has significantly invested in data marketing towards the community of the developers. We will see, once we would be in the position to announce the marketing the plan together, if we want to or we do not want to enter into that specific segment, which might be very attractive on one hand, but also it’s very competitive, and considering our largest markets worldwide, we will keep in balance our footprint globally and not really get very much focusing on the U.S. developer market.

Tim Horan

The mGage Management Team, how many of them are staying? How critical is that for the combined company?

Dario Calogero

Your voice was broken at the beginning, I didn’t get the question.

Tim Horan

Yes, I’m sorry. The mGage Management Team, how many of them are staying? How critical are they for the combined company?

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

Dario Calogero

mGage Management Team, let me say, this kind of company, the real asset is not on the balance sheet, it’s the people working in the company, so we really look very much forward to work together with mGage Management, which has shown to be extremely, extremely capable, extremely competent and extremely resilient, also, in this, with the 2020, 2021 experience of the pandemic. They have excellent technology capabilities, they have excellent account management capabilities, and they have excellent customer relationship management capabilities, and operation capabilities. So, I believe that Kaleyra has only, you know, to learn and to work together with the mGage Management.

Tim Horan

Great, and just two follow-ups to previous questions. The synergies you’re projecting for this year, the nine months, will you recognize them this year, or will that be the run rate at the end of the year, just to be clear? Then, secondly, can you say what you’ve priced the PIPE at, what stock price the PIPEs are priced at?

Dario Calogero

This last question, I will leave it with Giacomo later. On the first question on the synergies, what is important to understand is that we think that most of the synergies will be on the upside for the cross-selling and on the downside for the cost of termination, because with the larger scale and the larger footprint, we believe there are synergies in the cost of sourcing the termination. Not much on the headcount, apart from the fact that mGage won’t bring along the C-suite. So, basically, we will retain the Management of mGage, but we won’t retain the Management of the C-suite, which is not part of the transaction. So, basically, we will expect at Kaleyra Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Product Officer, Chief Revenue Officer, and we are very much looking forward to work together with the Management at mGage to explore the opportunity.

I’ll leave the terms of the PIPE with Giacomo.

Giacomo Dall’Aglio

Yes, the PIPE price is $12.50. That is a discount of 25% of yesterday’s closing price.

Tim Horan

Okay. Sorry, just two more follow-ups. So, you’ll have about 40 million diluted shares. Post the transaction, I guess about 10 million here from the PIPE. Secondly, just to be clear on the synergies, are you going to recognize those synergies for the full year in these numbers, or is that the run rate at the end of the year, just so we understand?

Giacomo Dall’Aglio

(Inaudible) for nine months, and we have to consider that when the closing happens, that the closing is going to happen in Q2. So, it depends on the month of the closing. On the shares, yes, about 40 million shares on a fully diluted basis with the PIPE.

Tim Horan

Good luck, guys. Thanks.

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

Operator

Thank you. Our next questions come from the line of Allen Klee with Maxim Group. Please proceed with your questions.

Allen Klee

Good morning. Could you just tell us a little bit more about the competitive environment, of where you think mGage stands competitively? Thank you.

Dario Calogero

Hi, Allen. This is Dario.

Allen Klee

Hello.

Dario Calogero

Well, the competitive landscape is always very fragmented on the supply side and very large on the demand side. As I told you before, this is a large market, it’s about $1 billion worldwide. No one has more than 1.5, 1.7 market share, not even the high flyer, which is (inaudible). Kaleyra and mGage combined would make $350 million. So, let me say, in terms of worldwide market share, it’s like zero (inaudible) percent. So, the competitive environment is not very competitive yet. It’s more competitive, especially for the long distance, because, basically, when you want to deliver traffic on messaging, you need to have an interconnection with the operator, where the Sim card of the consumer is sitting. If you were a large social media or a large transportation customer that wants to deliver traffic in Asia-Pacific or Europe, you definitely need to have an interconnection. If you don’t have it directly, you have to go through a third party, which is exactly what Kaleyra is providing to multiple U.S. customers.

So, let me say, the competitive landscape is more local rather than global, first thing, yet, so it depends on the geography. mGage is competing with certain customers—certain competitors in the U.S., in Latin America and in the U.K. and in India, and those competitors are different, because they’re mainly local players rather than global players.

Is this answering to your question?

Allen Kee

Yes, thank you, and one last question, and I apologize if I maybe misunderstand the math here, but tell me if I’m understanding this wrong, or whatever. You’re raising $200 million from the convert and $105 million from the 8.4 million shares of the PIPE, so that’s $305 million, and there’ll be some costs related to it, but some discount at $305 million, and then you’re acquiring mGage for $215 million, so that’s—so you have an extra $90 million or so of cash. Is that in the ballpark, and if so, what’s the plan with that, or the thinking in that? Thank you.

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Kaleyra, Inc. – Kaleyra to Acquire Mobile Messaging Solutions Provider mGage Conference Call, February 19, 2021

Dario Calogero

Well, first thing, you’re absolutely perfectly correct, but there is the slight consideration of mGage being $215 million, $20 million in shares and $195 million in cash, which meant that Blackstone and the other sellers, that Blackstone has 54% of mGage, will become shareholders of Kaleyra after closing.

The other thing is that, yes, indeed, we raised more money, because we want to keep on making investment. This is a fast-evolving space, where we want to keep on investing on the platform, on the technology and on enhancing the omnichannel capabilities in play, and we will do it at scale. One of the reasons why we wanted to have more money than we actually really needed at closing with mGage is because we already have a plan and we want to strengthen our balance sheet with more cash for investment.

The other thing that is important to consider is that the increase of gross margin will generate $45 million of EBITDA, which is at least 90% cash convert. So, we will be becoming more productive, let me say, in terms of financial, generating more operating cash flow, that will be again used for investment. This is really why we have structured this operation like this, and this is the reason why we strongly believe that Kaleyra will keep on executing on the strategic plan that we announced when we got listed back in November of 2019, when we said that we wanted to be listed because we wanted to have access to the public currency to keep on consolidating the industry, which is exactly what we are doing now. Globalization, enhanced research and development, organic growth will be definitely part of the use of proceeds, but also strategic growth, because we have shown capabilities in rolling up acquisitions, and I strongly believe that we’ll keep on doing it.

Allen Kee

Thank you, that’s very helpful. Congratulations. This looks quite attractive.

Dario Calogero

Thank you. Thank you, Allen. I agree, it’s attractive, not only strategically but also financially. Financially, using your way of explaining this, this transaction is extremely accretive, extremely accretive for Kaleyra.

Operator

Thank you. There are no further questions at this time. I would like to hand the call back over to Management for any closing comments.

Dario Calogero

Okay. If we don’t have any further questions, let me thank you for listening to this call with such short notice. It has been a pleasure announcing this transaction, which is very, very interesting, accretive, strategically relevant for the industry as a whole and for Kaleyra as a player, and looking very, very much forward to the completion of this transaction, and let thank again the sellers for the trust they have shown to the Management and the shareholders of Kaleyra. Thank you very much, indeed.

Operator

Thank you for your participation. This does conclude today’s teleconference. You may disconnect your lines at this time. Have a great day.

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Exhibit 99.2 AMERICAN Kaleyra & mGage Combination Overview Investor Presentation February 2021 Copyright © Kaleyra, Inc. 2021 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialExhibit 99.2 AMERICAN Kaleyra & mGage Combination Overview Investor Presentation February 2021 Copyright © Kaleyra, Inc. 2021 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

LEGAL DISCLAIMER INVESTOR PRESENTATION This communication is for informational purposes only. This presentation has been prepared to assist parties in making their own evaluation with respect to the proposed acquisition (the “acquisition”) of mGage LLC (“mGage”) by Kaleyra, Inc (“Kaleyra” or the “Company”), and for no other purpose. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modelling or back-testing or any other information contained herein. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. Kaleyra assumes no obligation to update the information in this communication. This presentation is not an offer to buy or the solicitation of an offer to sell Kaleyra securities. Without the express prior written consent of mGage and Kaleyra, this communication and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of mGage and the potential business combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This communication supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of U.S. federal securities laws. Such forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future business plans of Kaleyra’s management team and the Company’s financial results. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipate, believe, continue, could, estimate, expect, intends, may, might,” plan, possible, potential, predict, project, should, would and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on certain assumptions of Kaleyra’s management in light of its experience and perception of historical trends, current conditions and expected future developments and their potential effects on Kaleyra as well as other factors Kaleyra’s management believes are appropriate in the circumstances. There can be no assurance that future developments affecting Kaleyra will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of Kaleyra) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward- looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Kaleyra undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Certain industry and market data information in this presentation is based on the estimates of Kaleyra’s management. Kaleyra’s management obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Kaleyra’s management believes these estimates to be accurate as of the date of this presentation. However, this information may prove to be inaccurate because of the method by which management obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. NON-GAAP FINANCIAL MEASURE AND RELATED INFORMATION This presentation includes reference to Adjusted EBITDA, a financial measure that is not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as of any date of calculation, the consolidated pro forma earnings of Kaleyra and its subsidiaries, before finance income and finance cost (including bank charges), tax, depreciation and amortization calculated from the unaudited consolidated financial statements of such party and its subsidiaries, plus (i) transaction expenses, (ii) without duplication of clause (i), severance or change of control payments, (iii) any expenses related to company restructuring, (iv) the Adjusted EBITDA for pre-acquisition period of subsidiaries, (v) any compensation expenses relating to stock options, restricted stock units, restricted stock or similar equity interests as may be issued by Kaleyra or any of its subsidiaries to its or their employees and (vi) any provision for the write down of assets. The pre-2019 pro forma earnings of Kaleyra, which is an Italian company, and its subsidiaries, which include subsidiaries outside of the U.S., may not be prepared in conformance with Article 11 of Regulation S-X of the U.S. Securities and Exchange Commission (the SEC ). Kaleyra’s management believes that this non-GAAP measure of Kaleyra’s financial results will provide useful information to investors regarding certain financial and business trends relating to Kaleyra’s anticipated financial condition and results of operations. Investors should not rely on any single financial measure to evaluate Kaleyra’s anticipated business. Certain of the financial metrics in this presentation can be found in Kaleyra’s Form 10-K for the fiscal year ended December 31, 2019, filed with the “SEC” on April 22, 2020, and in Kaleyra's Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on November 9, 2020, and the reconciliation of Adjusted EBITDA can be found on slide 42 of this presentation. The recipient is cautioned not to place undue reliance on these non-GAAP financial measures. PROJECTED FINANCIAL INFORMATION This presentation contains financial forecasts, including with respect to the Company’s estimated revenue, revenue growth, EBITDA, adjusted EBITDA, revenue CAGR, EBITDA CAGR and EBITDA margin. The Company’s the independent registered public accounting has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. Any estimates, forecasts or projections set forth in this presentation have been prepared by the Company in good faith on a basis believed to be reasonable. Such estimates, forecasts and projections involve significant elements of subjective judgment and analysis and reflect numerous judgments, estimates and assumptions that are inherently uncertain in prospective financial information of any kind. As such, no representation can be made as to the attainability of such estimates, forecasts and projections. The recipient is cautioned that such estimates, forecasts or projections have not been audited and have not been prepared in conformity with GAAP. The estimates, forecasts and projections included in this presentation are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, which include, but are not limited to, those mentioned in the prior paragraphs under the caption “Forward-Looking Statements.” The recipient therefore should not rely on the estimates, forecasts or projections contained in this presentation. IMPORTANT INFORMATION AND WHERE TO FIND IT In connection with the Acquisition, Kaleyra intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the SEC, which will include a preliminary proxy statement to be distributed to holders of Kaleyra’s common stock in connection with Kaleyra’s solicitation of proxies for the vote by Kaleyra’s stockholders with respect to the Acquisition and other matters as described in the Registration Statement. After the Registration Statement has been declared effective, Kaleyra will mail a definitive proxy statement/prospectus, when available, to its stockholders and mGage’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about Kaleyra, mGage and the Acquisition. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Kaleyra through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Kaleyra, Inc., Via Marco D’Aviano, 2, Milano MI, Italy. TRADEMARKS AND INTELLECTUAL PROPERTY All trademarks, service marks, and trade names of Kaleyra and its subsidiaries or affiliates used herein are trademarks, service marks, or registered trademarks of Kaleyra as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners. NO OFFER OR SOLICITATION This presentation shall also not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. PARTICIPANTS IN THE SOLICITATION Kaleyra and mGage and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Acquisition. Information about the directors and executive officers of Kaleyra in its Annual Report on Form 10-K, filed with the SEC on April 22, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Acquisition. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above. 2 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialLEGAL DISCLAIMER INVESTOR PRESENTATION This communication is for informational purposes only. This presentation has been prepared to assist parties in making their own evaluation with respect to the proposed acquisition (the “acquisition”) of mGage LLC (“mGage”) by Kaleyra, Inc (“Kaleyra” or the “Company”), and for no other purpose. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modelling or back-testing or any other information contained herein. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. Kaleyra assumes no obligation to update the information in this communication. This presentation is not an offer to buy or the solicitation of an offer to sell Kaleyra securities. Without the express prior written consent of mGage and Kaleyra, this communication and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of mGage and the potential business combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This communication supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of U.S. federal securities laws. Such forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future business plans of Kaleyra’s management team and the Company’s financial results. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipate, believe, continue, could, estimate, expect, intends, may, might,” plan, possible, potential, predict, project, should, would and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on certain assumptions of Kaleyra’s management in light of its experience and perception of historical trends, current conditions and expected future developments and their potential effects on Kaleyra as well as other factors Kaleyra’s management believes are appropriate in the circumstances. There can be no assurance that future developments affecting Kaleyra will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of Kaleyra) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward- looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Kaleyra undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Certain industry and market data information in this presentation is based on the estimates of Kaleyra’s management. Kaleyra’s management obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Kaleyra’s management believes these estimates to be accurate as of the date of this presentation. However, this information may prove to be inaccurate because of the method by which management obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. NON-GAAP FINANCIAL MEASURE AND RELATED INFORMATION This presentation includes reference to Adjusted EBITDA, a financial measure that is not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as of any date of calculation, the consolidated pro forma earnings of Kaleyra and its subsidiaries, before finance income and finance cost (including bank charges), tax, depreciation and amortization calculated from the unaudited consolidated financial statements of such party and its subsidiaries, plus (i) transaction expenses, (ii) without duplication of clause (i), severance or change of control payments, (iii) any expenses related to company restructuring, (iv) the Adjusted EBITDA for pre-acquisition period of subsidiaries, (v) any compensation expenses relating to stock options, restricted stock units, restricted stock or similar equity interests as may be issued by Kaleyra or any of its subsidiaries to its or their employees and (vi) any provision for the write down of assets. The pre-2019 pro forma earnings of Kaleyra, which is an Italian company, and its subsidiaries, which include subsidiaries outside of the U.S., may not be prepared in conformance with Article 11 of Regulation S-X of the U.S. Securities and Exchange Commission (the SEC ). Kaleyra’s management believes that this non-GAAP measure of Kaleyra’s financial results will provide useful information to investors regarding certain financial and business trends relating to Kaleyra’s anticipated financial condition and results of operations. Investors should not rely on any single financial measure to evaluate Kaleyra’s anticipated business. Certain of the financial metrics in this presentation can be found in Kaleyra’s Form 10-K for the fiscal year ended December 31, 2019, filed with the “SEC” on April 22, 2020, and in Kaleyra's Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on November 9, 2020, and the reconciliation of Adjusted EBITDA can be found on slide 42 of this presentation. The recipient is cautioned not to place undue reliance on these non-GAAP financial measures. PROJECTED FINANCIAL INFORMATION This presentation contains financial forecasts, including with respect to the Company’s estimated revenue, revenue growth, EBITDA, adjusted EBITDA, revenue CAGR, EBITDA CAGR and EBITDA margin. The Company’s the independent registered public accounting has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. Any estimates, forecasts or projections set forth in this presentation have been prepared by the Company in good faith on a basis believed to be reasonable. Such estimates, forecasts and projections involve significant elements of subjective judgment and analysis and reflect numerous judgments, estimates and assumptions that are inherently uncertain in prospective financial information of any kind. As such, no representation can be made as to the attainability of such estimates, forecasts and projections. The recipient is cautioned that such estimates, forecasts or projections have not been audited and have not been prepared in conformity with GAAP. The estimates, forecasts and projections included in this presentation are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, which include, but are not limited to, those mentioned in the prior paragraphs under the caption “Forward-Looking Statements.” The recipient therefore should not rely on the estimates, forecasts or projections contained in this presentation. IMPORTANT INFORMATION AND WHERE TO FIND IT In connection with the Acquisition, Kaleyra intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the SEC, which will include a preliminary proxy statement to be distributed to holders of Kaleyra’s common stock in connection with Kaleyra’s solicitation of proxies for the vote by Kaleyra’s stockholders with respect to the Acquisition and other matters as described in the Registration Statement. After the Registration Statement has been declared effective, Kaleyra will mail a definitive proxy statement/prospectus, when available, to its stockholders and mGage’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about Kaleyra, mGage and the Acquisition. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Kaleyra through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Kaleyra, Inc., Via Marco D’Aviano, 2, Milano MI, Italy. TRADEMARKS AND INTELLECTUAL PROPERTY All trademarks, service marks, and trade names of Kaleyra and its subsidiaries or affiliates used herein are trademarks, service marks, or registered trademarks of Kaleyra as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners. NO OFFER OR SOLICITATION This presentation shall also not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. PARTICIPANTS IN THE SOLICITATION Kaleyra and mGage and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Acquisition. Information about the directors and executive officers of Kaleyra in its Annual Report on Form 10-K, filed with the SEC on April 22, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Acquisition. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above. 2 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

TABLE OF CONTENTS I. Transaction Overview II. Kaleyra Overview III. mGage Overview IV. Industry Overview V. Business Combination Overview 3 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialTABLE OF CONTENTS I. Transaction Overview II. Kaleyra Overview III. mGage Overview IV. Industry Overview V. Business Combination Overview 3 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

KALEYRA PRESENTERS Avi Katz, Ph.D Dario Calogero Giacomo Dall’Aglio Executive Chairman Chief Executive Officer Chief Financial Officer 4 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialKALEYRA PRESENTERS Avi Katz, Ph.D Dario Calogero Giacomo Dall’Aglio Executive Chairman Chief Executive Officer Chief Financial Officer 4 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

TRANSACTION OVERVIEW 5 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialTRANSACTION OVERVIEW 5 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

TRANSACTION SUMMARY • Kaleyra to acquire mGage (“mGage”) for $215 million • mGage purchase to be funded with: − $200 million Senior Unsecured Convertible Notes Transaction Structure − $125 million PIPE common stock • Total transaction funding of $325 million consisting of purchase price of mGage for $215 million, $20 million transaction and financing fees / expenses and $90 million for future organic and strategic expansion • Dario Calogero, the current CEO of Kaleyra, is expected to serve as the CEO of the combined company Management / HQ • Combined company HQ is to be located in Milan, Italy with significant operations maintained in the U.S. • Board of Directors to consist of seven members, including existing Kaleyra board members and some representation from Vivial shareholders Board of Directors • Dr. Avi Katz to serve as Executive Chairman • Final board members to be confirmed at closing of acquisition transaction Synergies • Expect to achieve $19 million in annual run-rate revenue and cost synergies within three years of closing • Transaction to be approved by the Kaleyra Board Approvals / Closing • Expect to close in early Q2 2021, subject to shareholder approval and other customary conditions 6 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialTRANSACTION SUMMARY • Kaleyra to acquire mGage (“mGage”) for $215 million • mGage purchase to be funded with: − $200 million Senior Unsecured Convertible Notes Transaction Structure − $125 million PIPE common stock • Total transaction funding of $325 million consisting of purchase price of mGage for $215 million, $20 million transaction and financing fees / expenses and $90 million for future organic and strategic expansion • Dario Calogero, the current CEO of Kaleyra, is expected to serve as the CEO of the combined company Management / HQ • Combined company HQ is to be located in Milan, Italy with significant operations maintained in the U.S. • Board of Directors to consist of seven members, including existing Kaleyra board members and some representation from Vivial shareholders Board of Directors • Dr. Avi Katz to serve as Executive Chairman • Final board members to be confirmed at closing of acquisition transaction Synergies • Expect to achieve $19 million in annual run-rate revenue and cost synergies within three years of closing • Transaction to be approved by the Kaleyra Board Approvals / Closing • Expect to close in early Q2 2021, subject to shareholder approval and other customary conditions 6 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

KALEYRA AND mGage—A COMBINATION OF TWO LEADING CPaaS COMPANIES High Growth Global Communications Platform as a Service (CPaaS) offering multi-channel integrated communications platform for delivering secure and reliable connections to customers • Business Combination Highlights (1) Pro Forma Combined Revenue − Combination will create a top-5 global CPaaS platform with strong positions in the ($USD Millions) Americas, Europe and APAC − Expands existing North America customer base to ~31% of revenue as well as R&D (2) $360.6 footprint − Direct connectivity to all Tier I US carriers $284.6 $241.4 − Significant cost synergies and cross-selling opportunities • Financial Highlights − Strong customer diversification across multiple industry verticals with no customer making up more than ~18% of revenues − Scalable financial profile highlighted by high growth, increasing profitability and robust free cash flow − Combined Pro Forma Gross Margins of ~26% for 2021E 2019A 2020E 2021E Revenue • Large Addressable Market 17.9% 26.7% Growth (%) − Large market opportunity coupled with strong secular tailwinds − CPaaS market is expected to reach $25.9 billion in 2025E, up from $4.3 billion in 2019A (1, 4) (3) Pro Forma Combined Revenue By End Market , increasing at a CAGR of ~35% − Strong growth in AI, Chatbots and other interactive omni channel services Other 18% • 2021 Growth Drivers Enterprise Software − Post Covid-19 Recovery 25% Technology 6% − Latin American Expansion − Continued strength in digital transformation Travel / Retail / − Secular growth in A2P messaging volume Education ___________________________ Financial 11% Source: Company presentations, marketing materials and filings Services 1 Based on unaudited results for mGage 25% 2 Includes Year 1 Revenue Synergies from cross selling of $3.4mm Connectivity 3 IDC Report 15% 7 4 Kaleyra End Market as of Q3 2020. mGage End Market as of LTM October 2020. Percentages applied to 2020E Kaleyra and mGage Revenue to determine Pro Forma composition Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 22.2% 2019A-2021E CAGRKALEYRA AND mGage—A COMBINATION OF TWO LEADING CPaaS COMPANIES High Growth Global Communications Platform as a Service (CPaaS) offering multi-channel integrated communications platform for delivering secure and reliable connections to customers • Business Combination Highlights (1) Pro Forma Combined Revenue − Combination will create a top-5 global CPaaS platform with strong positions in the ($USD Millions) Americas, Europe and APAC − Expands existing North America customer base to ~31% of revenue as well as R&D (2) $360.6 footprint − Direct connectivity to all Tier I US carriers $284.6 $241.4 − Significant cost synergies and cross-selling opportunities • Financial Highlights − Strong customer diversification across multiple industry verticals with no customer making up more than ~18% of revenues − Scalable financial profile highlighted by high growth, increasing profitability and robust free cash flow − Combined Pro Forma Gross Margins of ~26% for 2021E 2019A 2020E 2021E Revenue • Large Addressable Market 17.9% 26.7% Growth (%) − Large market opportunity coupled with strong secular tailwinds − CPaaS market is expected to reach $25.9 billion in 2025E, up from $4.3 billion in 2019A (1, 4) (3) Pro Forma Combined Revenue By End Market , increasing at a CAGR of ~35% − Strong growth in AI, Chatbots and other interactive omni channel services Other 18% • 2021 Growth Drivers Enterprise Software − Post Covid-19 Recovery 25% Technology 6% − Latin American Expansion − Continued strength in digital transformation Travel / Retail / − Secular growth in A2P messaging volume Education ___________________________ Financial 11% Source: Company presentations, marketing materials and filings Services 1 Based on unaudited results for mGage 25% 2 Includes Year 1 Revenue Synergies from cross selling of $3.4mm Connectivity 3 IDC Report 15% 7 4 Kaleyra End Market as of Q3 2020. mGage End Market as of LTM October 2020. Percentages applied to 2020E Kaleyra and mGage Revenue to determine Pro Forma composition Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 22.2% 2019A-2021E CAGR

COMBINED COMPANY WILL HAVE A POWERFUL BUSINESS AND FINANCIAL PROFILE Combination will create a scale player with highly attractive growth and cash flow (1) Combined Pro Forma ($USD Millions) (2) (incl. 9 mos. of synergies) (3) 2021E Revenue $184.1 million $173.1 million $360.6 million 2019A-2021E Revenue CAGR 19.2% 24.4% 22.2% (4) 2021E Gross Profit $38.3 million $53.8 million $95.4 million 2021E Gross Margin 20.8% 31.1% 26.5% (5) (6) 2021E Adj. EBITDA $9.8 million $30.5 million $45.3 million 2021E Adj. EBITDA Margin 5.3% 18.4% 12.6% (7) Total Customers ~3,500 ~300 ~3,800 Top 10 Customer Concentration 56% 85% 57% 9% 18% 28% 31% 41% 21% 23% Revenue by Geography 18% 47% 18% 13% 33% North America Europe APAC Rest of World ___________________________ Source: Company presentations, marketing materials and filings Note: KLR Revenue by Geography and Customer Concentration as of Q3 2020. mGage Customer Concentration as of LTM October 2020 and Revenue by Geography as of FY2019. All Percentages applied to 2020E Kaleyra and mGage Revenue to determine Pro Forma composition 4 Includes Year 1 Synergies of $2 million to be achieved during 2021E and allocation of non-cash costs for $1.2 million 1 Based on unaudited results for mGage 5 Includes Corporate Costs; Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out of 2 Includes 9 months of synergies that commence from the close of the transaction in early Q2 2021 period items. Some of the adjustments for 2020 have only been computed for Q1 at this time 8 3 Includes Year 1 Revenue Synergies from cross selling of $3.4mm to be achieved during 2021E 6 Includes Year 1 Synergies of $5.1 million to be achieved during 2021E Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 7 Assumes no customer overlapCOMBINED COMPANY WILL HAVE A POWERFUL BUSINESS AND FINANCIAL PROFILE Combination will create a scale player with highly attractive growth and cash flow (1) Combined Pro Forma ($USD Millions) (2) (incl. 9 mos. of synergies) (3) 2021E Revenue $184.1 million $173.1 million $360.6 million 2019A-2021E Revenue CAGR 19.2% 24.4% 22.2% (4) 2021E Gross Profit $38.3 million $53.8 million $95.4 million 2021E Gross Margin 20.8% 31.1% 26.5% (5) (6) 2021E Adj. EBITDA $9.8 million $30.5 million $45.3 million 2021E Adj. EBITDA Margin 5.3% 18.4% 12.6% (7) Total Customers ~3,500 ~300 ~3,800 Top 10 Customer Concentration 56% 85% 57% 9% 18% 28% 31% 41% 21% 23% Revenue by Geography 18% 47% 18% 13% 33% North America Europe APAC Rest of World ___________________________ Source: Company presentations, marketing materials and filings Note: KLR Revenue by Geography and Customer Concentration as of Q3 2020. mGage Customer Concentration as of LTM October 2020 and Revenue by Geography as of FY2019. All Percentages applied to 2020E Kaleyra and mGage Revenue to determine Pro Forma composition 4 Includes Year 1 Synergies of $2 million to be achieved during 2021E and allocation of non-cash costs for $1.2 million 1 Based on unaudited results for mGage 5 Includes Corporate Costs; Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out of 2 Includes 9 months of synergies that commence from the close of the transaction in early Q2 2021 period items. Some of the adjustments for 2020 have only been computed for Q1 at this time 8 3 Includes Year 1 Revenue Synergies from cross selling of $3.4mm to be achieved during 2021E 6 Includes Year 1 Synergies of $5.1 million to be achieved during 2021E Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 7 Assumes no customer overlap

KALEYRA OVERVIEW 9 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialKALEYRA OVERVIEW 9 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

KALEYRA AT A GLANCE Customer Highlights for Fiscal Quarter Ended September 30th, 2020 Kaleyra, Inc. is a trusted global Communications • 75.5% of revenues came from customers which have been Platform as a Service (CPaaS) offering multi-channel on Platform for at least one year integrated business communication solutions • 56.1% of revenues is related to the top 10 customers with a churn rate of zero in the last year Q3 2020 data • Revenues by country breakdown: Italy (41.7%), India 6.3B 1.1B 3,500+ (23.2%), US (20.8%) and Other European and Asian Messages Voice Calls Global Customers Countries (14.3%) • Over 3,500 customers with only one customer accounting for 12 300+ 1,600+ more than 10% of revenue Global Offices (APAC Employees Network Operator - EU - US) Worldwide Connections Strategic partners: 1999 2009 2016 2018 2018 2019 Ubiquity Solutions Infini Ubiquity & Joint entity Kaleyra acquires founded founded Solutions Infini rebranded to Kaleyra US-based merged Buc Mobile ___________________________ 10 Source: Company Information Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialKALEYRA AT A GLANCE Customer Highlights for Fiscal Quarter Ended September 30th, 2020 Kaleyra, Inc. is a trusted global Communications • 75.5% of revenues came from customers which have been Platform as a Service (CPaaS) offering multi-channel on Platform for at least one year integrated business communication solutions • 56.1% of revenues is related to the top 10 customers with a churn rate of zero in the last year Q3 2020 data • Revenues by country breakdown: Italy (41.7%), India 6.3B 1.1B 3,500+ (23.2%), US (20.8%) and Other European and Asian Messages Voice Calls Global Customers Countries (14.3%) • Over 3,500 customers with only one customer accounting for 12 300+ 1,600+ more than 10% of revenue Global Offices (APAC Employees Network Operator - EU - US) Worldwide Connections Strategic partners: 1999 2009 2016 2018 2018 2019 Ubiquity Solutions Infini Ubiquity & Joint entity Kaleyra acquires founded founded Solutions Infini rebranded to Kaleyra US-based merged Buc Mobile ___________________________ 10 Source: Company Information Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

CPaaS PLATFORM ADDRESSING MULTIPLE INDUSTRIES Kaleyra’s CPaaS Platform provides secure communications solution for multiple industries, and offers the opportunity to more intimately interact with their customers. Financial Services (OTP) E-commerce (2-way messaging) Travel (click-to-call) 11 ___________________________ Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential Source: Company InformationCPaaS PLATFORM ADDRESSING MULTIPLE INDUSTRIES Kaleyra’s CPaaS Platform provides secure communications solution for multiple industries, and offers the opportunity to more intimately interact with their customers. Financial Services (OTP) E-commerce (2-way messaging) Travel (click-to-call) 11 ___________________________ Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential Source: Company Information

END-USERS TRUSTED CLOUD COMMUNICATIONS PLATFORM AS A SERVICE • Kaleyra has built connections with 1,600+ network operators, a key barrier to entry in CPaaS driving Network Effects on its Platform • Kaleyra is designated as an OLO (Other Licensed Operator); network connections help ensure high quality, unmatched pricing, and delivery efficiency • Kaleyra is cloud agnostic; its services can work in public, private and hybrid cloud environments NETWORK OPERATORS BUSINESSES ___________________________ 12 Source: Company Information Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialEND-USERS TRUSTED CLOUD COMMUNICATIONS PLATFORM AS A SERVICE • Kaleyra has built connections with 1,600+ network operators, a key barrier to entry in CPaaS driving Network Effects on its Platform • Kaleyra is designated as an OLO (Other Licensed Operator); network connections help ensure high quality, unmatched pricing, and delivery efficiency • Kaleyra is cloud agnostic; its services can work in public, private and hybrid cloud environments NETWORK OPERATORS BUSINESSES ___________________________ 12 Source: Company Information Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

KALEYRA’S TECHNOLOGY Cloud And On-premise In line with customers’ needs, Kaleyra continues investing in its data centers while enabling public cloud (99.99% uptime), hybrid cloud, private cloud and on-premise deployments Connectivity Kaleyra is an OLO (Other Licensed Operator). It has over 1,600 connections to operators to ensure high quality, unmatched pricing, and delivery efficiency High Deliverability Intelligent high-priority routing assures unparalleled speed, consistency and pricing Scalability With the ability to transmit high volumes of messages and easily handle traffic spikes, Kaleyra answers to the requests of customers for scalability and flexibility Support Kaleyra provides 24/7 global customer service, as well as consulting services and comprehensive documentation to support customers with any technical queries APIs Platform functionality is available through easy-to-use, frequently-updated APIs along with error logs ___________________________ 13 Source: Company Information Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialKALEYRA’S TECHNOLOGY Cloud And On-premise In line with customers’ needs, Kaleyra continues investing in its data centers while enabling public cloud (99.99% uptime), hybrid cloud, private cloud and on-premise deployments Connectivity Kaleyra is an OLO (Other Licensed Operator). It has over 1,600 connections to operators to ensure high quality, unmatched pricing, and delivery efficiency High Deliverability Intelligent high-priority routing assures unparalleled speed, consistency and pricing Scalability With the ability to transmit high volumes of messages and easily handle traffic spikes, Kaleyra answers to the requests of customers for scalability and flexibility Support Kaleyra provides 24/7 global customer service, as well as consulting services and comprehensive documentation to support customers with any technical queries APIs Platform functionality is available through easy-to-use, frequently-updated APIs along with error logs ___________________________ 13 Source: Company Information Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

PRODUCT OFFERINGS • Kaleyra provides secure and reliable customer communication that every business requires Messaging WhatsApp Voice Chatbot • Our wide range of products can be accessed easily through a user-friendly web portal and via robust APIs too Email Flow Push Verify Builder Notifications • We cater to businesses across many verticals including financial services (42.0%), e-commerce (8.1%), and other Numbers Contact Conversations Look Up enterprise services as travel, retail, education (21.0%) Center • We also provide global connectivity solutions to carriers and Video WebRTC Verified SMS Verified Calls ISPs in 190+ countries, driven by strong worldwide demand ___________________________ 14 Source: Company Information Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialPRODUCT OFFERINGS • Kaleyra provides secure and reliable customer communication that every business requires Messaging WhatsApp Voice Chatbot • Our wide range of products can be accessed easily through a user-friendly web portal and via robust APIs too Email Flow Push Verify Builder Notifications • We cater to businesses across many verticals including financial services (42.0%), e-commerce (8.1%), and other Numbers Contact Conversations Look Up enterprise services as travel, retail, education (21.0%) Center • We also provide global connectivity solutions to carriers and Video WebRTC Verified SMS Verified Calls ISPs in 190+ countries, driven by strong worldwide demand ___________________________ 14 Source: Company Information Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

GLOBAL & DIVERSIFIED CUSTOMER BASE • Highly predictable revenues with 75%+ of KLR’s growth from Existing Customers. Only one 10%+ revenue customer • In Q3'2020, approximately 47% of revenues generated in Europe, 23% from India and 21% from the US • KLR's goal is to sell in to the US Financial Services market and has so far seen strong traction Enterprise Connectivity Q3 2020 Geographic Mix Financial Services Travel Retail Education E-commerce (42.0%) (8.1%) (------------------21.0%-----------------) Enterprise (71%) Connectivity (29%) ___________________________ 15 Source: Company Information Q3 2020 Revenue Split Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialGLOBAL & DIVERSIFIED CUSTOMER BASE • Highly predictable revenues with 75%+ of KLR’s growth from Existing Customers. Only one 10%+ revenue customer • In Q3'2020, approximately 47% of revenues generated in Europe, 23% from India and 21% from the US • KLR's goal is to sell in to the US Financial Services market and has so far seen strong traction Enterprise Connectivity Q3 2020 Geographic Mix Financial Services Travel Retail Education E-commerce (42.0%) (8.1%) (------------------21.0%-----------------) Enterprise (71%) Connectivity (29%) ___________________________ 15 Source: Company Information Q3 2020 Revenue Split Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

KALEYRA FINANCIAL OVERVIEW Strong revenue growth of 27% and EBITDA margin expansion of 325 bps expected in 2021E Commentary Revenue ($USD Millions) Revenue increasing to $184.1 million in 2021E • Kaleyra revenue growth in 2021E primarily driven by the launch of new solutions: Campaign Registry and KLab for enterprise $184.1 $145.3 $129.6 • Connectivity business also grew by ~47% in 2021E $98.4 • Gross Profit Margin (%) increasing to 20.8% in 2021E as a result of new product launches • 2021E Adjusted EBITDA Margin (%) also expanding despite overhead 2018A 2019A 2020E 2021E costs from new product launches Revenue 31.6% 12.2% 26.7% Growth (%) Gross Profit ($USD Millions) Adjusted EBITDA ($USD Millions) Gross Profit Margin (%) of 20.8% in 2021E Adjusted EBITDA Margin (%) of 5.3% in 2021E $11.1 $9.8 $38.3 $7.4 $26.4 $24.0 $19.5 $3.0 2018A 2019A 2020E 2021E 2018A 2019A 2020E 2021E Gross Profit EBITDA 7.5% 8.6% 2.1% 5.3% 19.8% 20.3% 16.5% 20.8% Margin (%) Margin (%) ___________________________ 16 Source: Company Information Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 23.2% 2018A-2021E CAGR 25.3% 2018A-2021E CAGRKALEYRA FINANCIAL OVERVIEW Strong revenue growth of 27% and EBITDA margin expansion of 325 bps expected in 2021E Commentary Revenue ($USD Millions) Revenue increasing to $184.1 million in 2021E • Kaleyra revenue growth in 2021E primarily driven by the launch of new solutions: Campaign Registry and KLab for enterprise $184.1 $145.3 $129.6 • Connectivity business also grew by ~47% in 2021E $98.4 • Gross Profit Margin (%) increasing to 20.8% in 2021E as a result of new product launches • 2021E Adjusted EBITDA Margin (%) also expanding despite overhead 2018A 2019A 2020E 2021E costs from new product launches Revenue 31.6% 12.2% 26.7% Growth (%) Gross Profit ($USD Millions) Adjusted EBITDA ($USD Millions) Gross Profit Margin (%) of 20.8% in 2021E Adjusted EBITDA Margin (%) of 5.3% in 2021E $11.1 $9.8 $38.3 $7.4 $26.4 $24.0 $19.5 $3.0 2018A 2019A 2020E 2021E 2018A 2019A 2020E 2021E Gross Profit EBITDA 7.5% 8.6% 2.1% 5.3% 19.8% 20.3% 16.5% 20.8% Margin (%) Margin (%) ___________________________ 16 Source: Company Information Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 23.2% 2018A-2021E CAGR 25.3% 2018A-2021E CAGR

mGage OVERVIEW 17 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialmGage OVERVIEW 17 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

mGage AT A GLANCE Business Overview By The Numbers ~24% 35% ~20 billion • Best of breed mobile messaging solution allowing enterprise (1) ’19A-’21E Revenue CAGR YoY Revenue Growth in Mobile Messages Handled clients to effectively engage with their customers through all (1) 1H 2020 in LTM Oct. 2020 Globally mobile channels for a variety of use cases such as customer care, service alerts, multi-factor authentication and more 300+ 150+ 155 • Solutions delivered through two primary products Communicate Enterprise Clients Countries and Territories Employees Serviced Pro, a cloud based front end user interface, and Connect, an API solution mGage Selected Use Cases • Clients include several of the world’s most valuable brands, and span a diverse range of end markets • One of four mobile messaging providers with direct connections to (2) all four major U.S. carriers , providing unique network Appointment Travel Alerts Multi-Factor performance and cost advantages Reminders Authentication (1) • 2020E Revenue and Adjusted EBITDA of $139.3 million and $30.5 (1, 3) million , respectively ___________________________ 1 Based on unaudited results for mGage Promotional Service Customer Support 2 Prior to the recent combination of T-Mobile and Sprint 3 Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and Offers Alerts & Engagement out of period items. Some of the adjustments for 2020 have only been computed for Q1 at this time; 18 represents Adjusted Segment EBITDA excluding corporate allocation Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialmGage AT A GLANCE Business Overview By The Numbers ~24% 35% ~20 billion • Best of breed mobile messaging solution allowing enterprise (1) ’19A-’21E Revenue CAGR YoY Revenue Growth in Mobile Messages Handled clients to effectively engage with their customers through all (1) 1H 2020 in LTM Oct. 2020 Globally mobile channels for a variety of use cases such as customer care, service alerts, multi-factor authentication and more 300+ 150+ 155 • Solutions delivered through two primary products Communicate Enterprise Clients Countries and Territories Employees Serviced Pro, a cloud based front end user interface, and Connect, an API solution mGage Selected Use Cases • Clients include several of the world’s most valuable brands, and span a diverse range of end markets • One of four mobile messaging providers with direct connections to (2) all four major U.S. carriers , providing unique network Appointment Travel Alerts Multi-Factor performance and cost advantages Reminders Authentication (1) • 2020E Revenue and Adjusted EBITDA of $139.3 million and $30.5 (1, 3) million , respectively ___________________________ 1 Based on unaudited results for mGage Promotional Service Customer Support 2 Prior to the recent combination of T-Mobile and Sprint 3 Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and Offers Alerts & Engagement out of period items. Some of the adjustments for 2020 have only been computed for Q1 at this time; 18 represents Adjusted Segment EBITDA excluding corporate allocation Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

CLEAR LEADER AND SCARCE ASSET PERFECTLY ALIGNED WITH INDUSTRY TRENDS mGage is a clear leader in the mobile messaging industry with a highly valuable set of business and financial characteristics Continuous Growth in mGage Solutions Overview Messaging Volume (Millions) • Communicate Pro: Cloud-based enterprise messaging platform 2.500 enabling brands to communicate with their customers via all major mobile messaging channels (SMS, MMS, RCS, Push, OTT) for a variety of use cases 1,907 2.000 • Connect: API allowing clients to directly connect to mGage’s platform for use in their own campaign management platforms 1.500 mGage Distinctive Attributes • Direct physical network connections to, and commercial contracts 1.000 (1) with, the top four U.S. carrier networks • 300+ enterprise clients, including several of the world’s most recognized brands 673 500 • Cloud-based offering across all messaging channels and seamless API interoperability • Ultra low-latency network built on modern infrastructure 0 • Re-occurring message volume and negligible churn Jan-17 Oct-17 Jul-18 Apr-19 Jan-20 Oct-20 • 20%+ revenue growth and generating free cash flow at scale Total Global Messaging ___________________________ 19 1 Prior to the recent combination of T-Mobile and Sprint Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialCLEAR LEADER AND SCARCE ASSET PERFECTLY ALIGNED WITH INDUSTRY TRENDS mGage is a clear leader in the mobile messaging industry with a highly valuable set of business and financial characteristics Continuous Growth in mGage Solutions Overview Messaging Volume (Millions) • Communicate Pro: Cloud-based enterprise messaging platform 2.500 enabling brands to communicate with their customers via all major mobile messaging channels (SMS, MMS, RCS, Push, OTT) for a variety of use cases 1,907 2.000 • Connect: API allowing clients to directly connect to mGage’s platform for use in their own campaign management platforms 1.500 mGage Distinctive Attributes • Direct physical network connections to, and commercial contracts 1.000 (1) with, the top four U.S. carrier networks • 300+ enterprise clients, including several of the world’s most recognized brands 673 500 • Cloud-based offering across all messaging channels and seamless API interoperability • Ultra low-latency network built on modern infrastructure 0 • Re-occurring message volume and negligible churn Jan-17 Oct-17 Jul-18 Apr-19 Jan-20 Oct-20 • 20%+ revenue growth and generating free cash flow at scale Total Global Messaging ___________________________ 19 1 Prior to the recent combination of T-Mobile and Sprint Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

HIGHLY ATTRACTIVE, DEEPLY ENTRENCHED ENTERPRISE CLIENT BASE mGage’s enterprise client base is diversified across end markets and comprises several of the world’s most well-known brands Enterprise Clients Top 10 Client Tenure Commentary Blue-chip, diversified base of 300+ enterprise clients • mGage’s top-10 clients average a tenure of 10.2 years, with several clients greater than 10 years Financial Emergency Telecom Services Alerts • Longest tenured clients are 16 years Media Cable Enterprise Gaming, Software Travel & Providers Retail Hospitality 20 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialHIGHLY ATTRACTIVE, DEEPLY ENTRENCHED ENTERPRISE CLIENT BASE mGage’s enterprise client base is diversified across end markets and comprises several of the world’s most well-known brands Enterprise Clients Top 10 Client Tenure Commentary Blue-chip, diversified base of 300+ enterprise clients • mGage’s top-10 clients average a tenure of 10.2 years, with several clients greater than 10 years Financial Emergency Telecom Services Alerts • Longest tenured clients are 16 years Media Cable Enterprise Gaming, Software Travel & Providers Retail Hospitality 20 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

NUMEROUS LEVERS AVAILABLE TO CONTINUE RAPID GROWTH AND FREE CASH FLOW GENERATION mGage has an opportunity to accelerate growth above its plan under new ownership by executing on a variety of organic and inorganic initiatives; its track record of successful investment positions the business for continued success 2020 & Beyond 2018-2019 2017 § Product Innovation and Enhancement 2016 § Increase Penetration within Existing Client § International Expansion Organizations § RCS Launch § Infrastructure Upgrades § International Expansion § Major Infrastructure § White Label § M&A Upgrades Configurability § Provisioning Capabilities 21 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialNUMEROUS LEVERS AVAILABLE TO CONTINUE RAPID GROWTH AND FREE CASH FLOW GENERATION mGage has an opportunity to accelerate growth above its plan under new ownership by executing on a variety of organic and inorganic initiatives; its track record of successful investment positions the business for continued success 2020 & Beyond 2018-2019 2017 § Product Innovation and Enhancement 2016 § Increase Penetration within Existing Client § International Expansion Organizations § RCS Launch § Infrastructure Upgrades § International Expansion § Major Infrastructure § White Label § M&A Upgrades Configurability § Provisioning Capabilities 21 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

mGage FINANCIAL OVERVIEW Strong Continuing CAGR (%) ’19A- (1) Revenue Growth Driven by Total Revenue ($USD Millions) 21E $173.1 $139.3 $111.9 Continued volume growth in mobile 24.4% messaging 2019A 2020E 2021E Y-o-Y 24.5% 24.3% Growth (%) (1) Gross Profit ($USD Millions) Strong momentum in international $53.8 $51.4 $39.2 17.3% Increasing penetration within existing 2019A 2020E 2021E Gross Profit client base 35.0% 36.9% 31.1% Margin (%) Meaningful Margin (1, 2) Adjusted EBITDA ($USD Millions) Expansion Driven by $31.8 $30.5 $18.6 30.7% Continued volume growth in mobile messaging 2019A 2020E 2021E EBITDA 16.6% 21.9% 18.4% Margin (%) ___________________________ 1 Based on unaudited results for mGage 2 Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out of period items. Some of the adjustments for 2020 have only been computed for Q1 at this time; represents Adjusted Segment 22 EBITDA excluding corporate allocation Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialmGage FINANCIAL OVERVIEW Strong Continuing CAGR (%) ’19A- (1) Revenue Growth Driven by Total Revenue ($USD Millions) 21E $173.1 $139.3 $111.9 Continued volume growth in mobile 24.4% messaging 2019A 2020E 2021E Y-o-Y 24.5% 24.3% Growth (%) (1) Gross Profit ($USD Millions) Strong momentum in international $53.8 $51.4 $39.2 17.3% Increasing penetration within existing 2019A 2020E 2021E Gross Profit client base 35.0% 36.9% 31.1% Margin (%) Meaningful Margin (1, 2) Adjusted EBITDA ($USD Millions) Expansion Driven by $31.8 $30.5 $18.6 30.7% Continued volume growth in mobile messaging 2019A 2020E 2021E EBITDA 16.6% 21.9% 18.4% Margin (%) ___________________________ 1 Based on unaudited results for mGage 2 Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out of period items. Some of the adjustments for 2020 have only been computed for Q1 at this time; represents Adjusted Segment 22 EBITDA excluding corporate allocation Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

INDUSTRY OVERVIEW 23 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialINDUSTRY OVERVIEW 23 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

KALEYRA'S LARGE AND HIGH-GROWTH TAM How the markets will evolve – forecasts CPaaS market is expected to reach $25.9 billion in 2025 from $7.2 billion in 2020 (1) A2P Messaging Market The size of the global A2P messaging market will grow from $61B in 2019 to $78B in 2022 (2) Contact Centers Market The overall end-user spending for contact center solutions will grow at a 7.1% CAGR in current U.S. dollars to reach $15.2 billion in 2023 (3) Chatbots Usage The volume of chatbot usage is expected to grow by 84% globally (2018 – 2023). In the United States, access to chatbots will grow YoY by 160%, in India by 342%, in Western Europe 170%. (4) Video Conferencing Market The global video conferencing market size was USD 5.32 billion in 2019 and is projected to reach USD 10.92 billion by 2027, exhibiting a CAGR of 9.7% during the forecast period. Average Expected CAGR: +29.5% ___________________________ Source: Juniper Research, CPaaS-2020-2025-Deep-Dive-Data-and-Forecasting 1 Statista estimates, Credence Research (2020) 2 Gartner, Forecast Analysis: Contact Centers, Worldwide (2019) 3 Source: Juniper Research (2020) 24 4 Source: Fortune Business Insights (2020) Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 29.5% CAGRKALEYRA'S LARGE AND HIGH-GROWTH TAM How the markets will evolve – forecasts CPaaS market is expected to reach $25.9 billion in 2025 from $7.2 billion in 2020 (1) A2P Messaging Market The size of the global A2P messaging market will grow from $61B in 2019 to $78B in 2022 (2) Contact Centers Market The overall end-user spending for contact center solutions will grow at a 7.1% CAGR in current U.S. dollars to reach $15.2 billion in 2023 (3) Chatbots Usage The volume of chatbot usage is expected to grow by 84% globally (2018 – 2023). In the United States, access to chatbots will grow YoY by 160%, in India by 342%, in Western Europe 170%. (4) Video Conferencing Market The global video conferencing market size was USD 5.32 billion in 2019 and is projected to reach USD 10.92 billion by 2027, exhibiting a CAGR of 9.7% during the forecast period. Average Expected CAGR: +29.5% ___________________________ Source: Juniper Research, CPaaS-2020-2025-Deep-Dive-Data-and-Forecasting 1 Statista estimates, Credence Research (2020) 2 Gartner, Forecast Analysis: Contact Centers, Worldwide (2019) 3 Source: Juniper Research (2020) 24 4 Source: Fortune Business Insights (2020) Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 29.5% CAGR

mGage's LARGE AND HIGH-GROWTH TAM ~$79 billion Mobile Advertising industry growing ~30% annually (1) U.S. Mobile Ad Revenue ($USD Billions) Commentary $79 • US mobile advertising growth of ~30% is being driven by an (1) audience migration from desktop to mobile $63 (2) • By 2023, mobile will surpass 2/3 of total digital ad spending $47 • In Q3 2019, mobile comprised 88% of total social media ad spending (3) $36 • Data consistently show that for most websites, the majority of traffic (4) comes from mobile devices • Over half of spending on search comes from mobile devices, which firmly plants SEM—digital marketing’s largest channel— as a (3) mobile-first experience 2016A 2017A 2018A 2019A ___________________________ Source: S&P Global, eMarketer, Perficient, Mobilemarketer 4 1 “U.S. Mobile and Desktop Digital Ad Revenues, 2009-2023 ($B).” SNL Kagan / S&P Global, December 2019 2 “U.S. Digital Ad Spending Will Surpass Traditional in 2019.” eMarketer, February 2019 3 “Mobile Snags 70% of All Paid Search Impressions in Q3, Study Finds.” MarketingDive.com, October 2019 25 4 “Mobile vs. Desktop Usage in 2019.” Perficient Inc., April 2019 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential ~30% 2016A-2019A CAGRmGage's LARGE AND HIGH-GROWTH TAM ~$79 billion Mobile Advertising industry growing ~30% annually (1) U.S. Mobile Ad Revenue ($USD Billions) Commentary $79 • US mobile advertising growth of ~30% is being driven by an (1) audience migration from desktop to mobile $63 (2) • By 2023, mobile will surpass 2/3 of total digital ad spending $47 • In Q3 2019, mobile comprised 88% of total social media ad spending (3) $36 • Data consistently show that for most websites, the majority of traffic (4) comes from mobile devices • Over half of spending on search comes from mobile devices, which firmly plants SEM—digital marketing’s largest channel— as a (3) mobile-first experience 2016A 2017A 2018A 2019A ___________________________ Source: S&P Global, eMarketer, Perficient, Mobilemarketer 4 1 “U.S. Mobile and Desktop Digital Ad Revenues, 2009-2023 ($B).” SNL Kagan / S&P Global, December 2019 2 “U.S. Digital Ad Spending Will Surpass Traditional in 2019.” eMarketer, February 2019 3 “Mobile Snags 70% of All Paid Search Impressions in Q3, Study Finds.” MarketingDive.com, October 2019 25 4 “Mobile vs. Desktop Usage in 2019.” Perficient Inc., April 2019 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential ~30% 2016A-2019A CAGR

THE KALEYRA / mGage COMBINATION WILL SERVE A LARGE, HIGH-GROWTH TOTAL ADDRESSABLE MARKET Kaleyra and mGage sit at the confluence of global mega-trends in B2C messaging and interactive media Global A2P (Appl. To person) Message Market ($USD Billions) Call Center Market ($USD Billions) Video Conf. Market ($USD Billions) Strong end market growth in Kaleyra capabilities in call centers and video conferencing $15,2 $10,9 $10,8 $5,3 2020 2027 2020 2025 Global CPaaS Market ($USD Billions) Global A2P (Appl. To person) Message Market ($USD Bn) Rapid growth in global chatbot usage expected in the near future The global Application to Person messaging market is expected to grow at 8%+ CAGR to reach ~78bn in 2022) 342% $78,0 $61,0 170% 160% 84% Global India Western Europe US 2019 2022 ___________________________ 26 Source: Company presentations. Company filings Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 8% CAGR 7% CAGR CAGR 9% THE KALEYRA / mGage COMBINATION WILL SERVE A LARGE, HIGH-GROWTH TOTAL ADDRESSABLE MARKET Kaleyra and mGage sit at the confluence of global mega-trends in B2C messaging and interactive media Global A2P (Appl. To person) Message Market ($USD Billions) Call Center Market ($USD Billions) Video Conf. Market ($USD Billions) Strong end market growth in Kaleyra capabilities in call centers and video conferencing $15,2 $10,9 $10,8 $5,3 2020 2027 2020 2025 Global CPaaS Market ($USD Billions) Global A2P (Appl. To person) Message Market ($USD Bn) Rapid growth in global chatbot usage expected in the near future The global Application to Person messaging market is expected to grow at 8%+ CAGR to reach ~78bn in 2022) 342% $78,0 $61,0 170% 160% 84% Global India Western Europe US 2019 2022 ___________________________ 26 Source: Company presentations. Company filings Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 8% CAGR 7% CAGR CAGR 9%

& BUSINESS COMBINATION OVERVIEW 27 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential& BUSINESS COMBINATION OVERVIEW 27 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

KALEYRA AND mGage – A COMPELLING COMBINATION The Kaleyra / mGage combination offers key strategic and operational benefits Compelling Combination Rationale Kaleyra / mGage: Robust Financial and Operational Profile (1) A Kaleyra / mGage combination will create a top-5 global CPaaS + platform with a strong position in the US, LatAm and APAC $361 million $45 million ~22% An mGage acquisition vastly expands Kaleyra’s existing US customer (2) (3) 2021E PF Revenue 2021E PF Adj. EBITDA PF 2019A-2021E base and R&D footprint (2) Revenue CAGR Expands Kaleyra’s network operator connections and provides direct ~23% ~13% 44 billion connectivity to all Tier I US carriers (3) PF 2019A-2021E 2021E EBITDA Margin Total KLR+mGage Message (3) Adj. EBITDA CAGR Volume in 2019 Highly complementary product, market and channel fit across CPaaS services and marketing / engagement services 3,800+ 550+ 150+ (4) Creates a scaled CPaaS roll-up platform in the emerging Customers Employees Worldwide Countries and Territories Served CPaaS ecosystem (5) Pro Forma Combined Revenue By Geography Significant potential for highly realizable cost synergies and cross- selling opportunities APAC 18% mGage is the perfect strategic fit and aligns with Kaleyra’s history of North America focused and disciplined acquisitions 31% Rest of _______________________ World Source: Company presentations, Company filings 1 Based on unaudited results for mGage; Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out 18% of period items. Some of the adjustments for 2020 have only been computed for Q1 at this time 2 2021E includes Year 1 Revenue Synergies from cross selling of $3.4 million Europe 3 2021E includes Year 1 Synergies of $5.1 million 4 2021E Combined Headcount Plan 25% 5 KLR Revenue by Geography and Customer Concentration as of Q3 2020. mGage Customer Concentration as of LTM October 2020 and Revenue 28 by Geography as of FY2019. All Percentages applied to 2020E Kaleyra and mGage Revenue to determine Pro Forma composition Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialKALEYRA AND mGage – A COMPELLING COMBINATION The Kaleyra / mGage combination offers key strategic and operational benefits Compelling Combination Rationale Kaleyra / mGage: Robust Financial and Operational Profile (1) A Kaleyra / mGage combination will create a top-5 global CPaaS + platform with a strong position in the US, LatAm and APAC $361 million $45 million ~22% An mGage acquisition vastly expands Kaleyra’s existing US customer (2) (3) 2021E PF Revenue 2021E PF Adj. EBITDA PF 2019A-2021E base and R&D footprint (2) Revenue CAGR Expands Kaleyra’s network operator connections and provides direct ~23% ~13% 44 billion connectivity to all Tier I US carriers (3) PF 2019A-2021E 2021E EBITDA Margin Total KLR+mGage Message (3) Adj. EBITDA CAGR Volume in 2019 Highly complementary product, market and channel fit across CPaaS services and marketing / engagement services 3,800+ 550+ 150+ (4) Creates a scaled CPaaS roll-up platform in the emerging Customers Employees Worldwide Countries and Territories Served CPaaS ecosystem (5) Pro Forma Combined Revenue By Geography Significant potential for highly realizable cost synergies and cross- selling opportunities APAC 18% mGage is the perfect strategic fit and aligns with Kaleyra’s history of North America focused and disciplined acquisitions 31% Rest of _______________________ World Source: Company presentations, Company filings 1 Based on unaudited results for mGage; Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out 18% of period items. Some of the adjustments for 2020 have only been computed for Q1 at this time 2 2021E includes Year 1 Revenue Synergies from cross selling of $3.4 million Europe 3 2021E includes Year 1 Synergies of $5.1 million 4 2021E Combined Headcount Plan 25% 5 KLR Revenue by Geography and Customer Concentration as of Q3 2020. mGage Customer Concentration as of LTM October 2020 and Revenue 28 by Geography as of FY2019. All Percentages applied to 2020E Kaleyra and mGage Revenue to determine Pro Forma composition Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

KALEYRA / mGage – COMBINATION WILL CREATE A LEADING GLOBAL CPaaS POWERHOUSE Top-5 CPaaS Solutions Provider With Leading “Co-Creator” Model and Integrated Capabilities 1 Across Mobile CPaaS, Marketing and Engagement Unique Solution Provider with Direct Connections to All Tier I US Carriers, ~95% 2 Penetration Rate in Italian Banking Sector and Leading Presence in Fast Growing India Market Scalable Financial Profile Highlighted by High Growth, Increasing Profitability and 3 Robust Free Cash Flow + Entrenched, Long-Term and Blue-Chip Client Base Across Diverse and 4 Attractive End-Markets Global Scale and Well-Invested R&D Capabilities 5 Top-Tier, Visionary Management Team with Deep Leadership Bench 6 29 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialKALEYRA / mGage – COMBINATION WILL CREATE A LEADING GLOBAL CPaaS POWERHOUSE Top-5 CPaaS Solutions Provider With Leading “Co-Creator” Model and Integrated Capabilities 1 Across Mobile CPaaS, Marketing and Engagement Unique Solution Provider with Direct Connections to All Tier I US Carriers, ~95% 2 Penetration Rate in Italian Banking Sector and Leading Presence in Fast Growing India Market Scalable Financial Profile Highlighted by High Growth, Increasing Profitability and 3 Robust Free Cash Flow + Entrenched, Long-Term and Blue-Chip Client Base Across Diverse and 4 Attractive End-Markets Global Scale and Well-Invested R&D Capabilities 5 Top-Tier, Visionary Management Team with Deep Leadership Bench 6 29 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

THE KALEYRA AND mGage COMBINATION IS A HIGHLY SYNERGISTIC PARTNERSHIP Combined entity is well positioned to leverage highly realizable cost synergies and clear cross-selling opportunities Key Cost Synergies ($USD Millions) Synergy Area Description Timing of Realization FY 2021E FY 2022E FY 2023E (Year 1) (Year 2) (Year 3, Run-Rate) • Lower per unit messaging costs for Kaleyra’s Q3 2021 $1.2mm $3.1mm $3.7mm COGS US and Indian business • Reduction in Kaleyra’s 3-year hiring plan due to mGage acquisition Personnel / Hiring • Contemplates reduction in US and Indian 2021 Thru 2023 $1.9mm $2.6mm $3.1mm Plan businesses’ hiring plan by ~80 people, with no costs to achieve Shared • Reduction in level of Vivial corporate / shared Q2 2021 $1.3mm $1.7mm $1.7mm services provided to mGage post separation Services Total Cost Synergies: $4.4mm $7.4mm $8.5mm Key Revenue Synergies Synergy Area Description Timing of Realization FY 2021E FY 2022E FY 2023E Run-Rate Amount • Cross selling potential between the legacy Kaleyra business and mGage Cross Selling • Currently only considers cross-selling of Q3 2021 $3.4mm $8.3mm $10.9mm Opportunities existing Kaleyra products and services to mGage customers; potential for further upside Total Cost and Revenue Synergies: $7.8mm $15.7mm $19.4mm _______________________ Source: Company Information 30 Note: Assumes transaction close in early Q2 2021 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialTHE KALEYRA AND mGage COMBINATION IS A HIGHLY SYNERGISTIC PARTNERSHIP Combined entity is well positioned to leverage highly realizable cost synergies and clear cross-selling opportunities Key Cost Synergies ($USD Millions) Synergy Area Description Timing of Realization FY 2021E FY 2022E FY 2023E (Year 1) (Year 2) (Year 3, Run-Rate) • Lower per unit messaging costs for Kaleyra’s Q3 2021 $1.2mm $3.1mm $3.7mm COGS US and Indian business • Reduction in Kaleyra’s 3-year hiring plan due to mGage acquisition Personnel / Hiring • Contemplates reduction in US and Indian 2021 Thru 2023 $1.9mm $2.6mm $3.1mm Plan businesses’ hiring plan by ~80 people, with no costs to achieve Shared • Reduction in level of Vivial corporate / shared Q2 2021 $1.3mm $1.7mm $1.7mm services provided to mGage post separation Services Total Cost Synergies: $4.4mm $7.4mm $8.5mm Key Revenue Synergies Synergy Area Description Timing of Realization FY 2021E FY 2022E FY 2023E Run-Rate Amount • Cross selling potential between the legacy Kaleyra business and mGage Cross Selling • Currently only considers cross-selling of Q3 2021 $3.4mm $8.3mm $10.9mm Opportunities existing Kaleyra products and services to mGage customers; potential for further upside Total Cost and Revenue Synergies: $7.8mm $15.7mm $19.4mm _______________________ Source: Company Information 30 Note: Assumes transaction close in early Q2 2021 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

THE COMBINED COMPANY WILL BE HIGHLY DIVERSIFIED (1) Combined Pro Forma Top 10 Customer Concentration (2) 56% 85% ~57% + = Customer 1 Customer 2 Customer 3 Customer 4 Customer 5 Customer 6 Customer 7 Customer 8 Customer 9 Customer 10 Other Revenue by End Market 8% 16% 18% 25% 6% 6% 21% 42% 7% + = 52% 11% 7% 25% 29% 12% 15% Financial Services Connectivity Travel / Retail / Education E-commerce Enterprise Software Technology Telecom / Cable Emergency Alerts Other _______________________ Source: Company presentations, materials and filings Note: Kaleyra End Market and Customer Concentration as of Q3 2020. mGage End Market and Customer Concentration as of LTM October 2020. All Percentages applied to 2020E Kaleyra and mGage Revenue to 31 determine Pro Forma composition 1 Based on unaudited results for mGage 2 Assuming no customer overlap Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialTHE COMBINED COMPANY WILL BE HIGHLY DIVERSIFIED (1) Combined Pro Forma Top 10 Customer Concentration (2) 56% 85% ~57% + = Customer 1 Customer 2 Customer 3 Customer 4 Customer 5 Customer 6 Customer 7 Customer 8 Customer 9 Customer 10 Other Revenue by End Market 8% 16% 18% 25% 6% 6% 21% 42% 7% + = 52% 11% 7% 25% 29% 12% 15% Financial Services Connectivity Travel / Retail / Education E-commerce Enterprise Software Technology Telecom / Cable Emergency Alerts Other _______________________ Source: Company presentations, materials and filings Note: Kaleyra End Market and Customer Concentration as of Q3 2020. mGage End Market and Customer Concentration as of LTM October 2020. All Percentages applied to 2020E Kaleyra and mGage Revenue to 31 determine Pro Forma composition 1 Based on unaudited results for mGage 2 Assuming no customer overlap Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

KALEYRA AND mGage COMBINED FINANCIAL OVERVIEW Combined company has significant scale in a largely fragmented industry with $361 million of pro forma combined revenue (1) Commentary Revenue ($USD Millions) Pro Forma Combined Revenue of $360.6 million in 2021E • Attractive pro forma combined revenue growth of 26.7% in 2021E, in line with 2019A pro forma combined growth of 26.9% (2) $360.6 $284.6 • Pro forma combined gross profit margin (%) in 2021E expanding from $241.4 20.8% on a Kaleyra standalone basis to 26.5% on a pro forma combined basis • Pro forma combined EBITDA margin (%) in 2021E expanding from 5.3% 2019A 2020E 2021E on a Kaleyra standalone basis to 12.6% on a pro forma combined basis Revenue Growth (%) 17.9% 26.7% (1) (1, 3) Gross Profit ($USD Millions) Adjusted EBITDA ($USD Millions) Pro Forma Combined Gross Profit Margin (%) of 26.5% in 2020E / 2021E Pro Forma Combined Adjusted EBITDA Margin (%) of 12.6% in 2021E (6) (4) $45.3 $95.4 (5) $36.5 $75.4 $29.7 $65.5 2019A 2020E 2021E 2019A 2020E PF 2021E Gross Profit EBITDA 27.1% 26.5% 26.5% 12.3% 12.8% 12.6% Margin (%) Margin (%) _______________________ Source: Company Information 4 Includes Year 1 Synergies of $2 million to be achieved during 2021E and allocation of non-cash costs of 1 Based on unaudited results for mGage $1.2 million 2 2021E includes Year 1 Revenue Synergies from cross selling of $3.4 million 5 2020E PF includes $3.1 million of termination cost savings, $1.7 million of corporate allocation costs 3 Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out of savings, and mGage EBITDA of $28.8 million 32 period items. Some of the adjustments for 2020 have only been computed for Q1 at this time 6 2021E includes Year 1 Synergies of $5.1 million Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 23.4% 2019A-2021E CAGR 22.2% 2019A-2021E CAGR 20.7% 2019A-2021E CAGRKALEYRA AND mGage COMBINED FINANCIAL OVERVIEW Combined company has significant scale in a largely fragmented industry with $361 million of pro forma combined revenue (1) Commentary Revenue ($USD Millions) Pro Forma Combined Revenue of $360.6 million in 2021E • Attractive pro forma combined revenue growth of 26.7% in 2021E, in line with 2019A pro forma combined growth of 26.9% (2) $360.6 $284.6 • Pro forma combined gross profit margin (%) in 2021E expanding from $241.4 20.8% on a Kaleyra standalone basis to 26.5% on a pro forma combined basis • Pro forma combined EBITDA margin (%) in 2021E expanding from 5.3% 2019A 2020E 2021E on a Kaleyra standalone basis to 12.6% on a pro forma combined basis Revenue Growth (%) 17.9% 26.7% (1) (1, 3) Gross Profit ($USD Millions) Adjusted EBITDA ($USD Millions) Pro Forma Combined Gross Profit Margin (%) of 26.5% in 2020E / 2021E Pro Forma Combined Adjusted EBITDA Margin (%) of 12.6% in 2021E (6) (4) $45.3 $95.4 (5) $36.5 $75.4 $29.7 $65.5 2019A 2020E 2021E 2019A 2020E PF 2021E Gross Profit EBITDA 27.1% 26.5% 26.5% 12.3% 12.8% 12.6% Margin (%) Margin (%) _______________________ Source: Company Information 4 Includes Year 1 Synergies of $2 million to be achieved during 2021E and allocation of non-cash costs of 1 Based on unaudited results for mGage $1.2 million 2 2021E includes Year 1 Revenue Synergies from cross selling of $3.4 million 5 2020E PF includes $3.1 million of termination cost savings, $1.7 million of corporate allocation costs 3 Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out of savings, and mGage EBITDA of $28.8 million 32 period items. Some of the adjustments for 2020 have only been computed for Q1 at this time 6 2021E includes Year 1 Synergies of $5.1 million Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 23.4% 2019A-2021E CAGR 22.2% 2019A-2021E CAGR 20.7% 2019A-2021E CAGR

OPERATIONAL BENCHMARKING The Pro Forma Kaleyra and mGage entity compares favorably against peers on key operational metrics CY2020E - CY2021E Revenue Growth (%) CY2020E - CY2021E EBITDA Growth (%) 68,0% Median Median 226,9% CAGR 15.9% CAGR 8.9% 32,1% 28,2% 26,7% 26,7% 65,5% 15,9% 14,8% 35,8% 24,0% 1 2 12,2% 8,2% 5,7% 3,0% n.m. 5,2% (0,7%) KLR + KLR + (3, 4) (3) mGage mGage CY2021E EBITDA Margin (%) CY2021E Gross Margin (%) Median Median 61,7% 55,4% 54,9% Margin 8.9% Margin 44.8% 14,0% 44,8% 13,5% 12,6% 11,1% 8,9% 28,8% 27,3% 26,7% 26,5% 6,5% 20,8% 5,3% 3,2% 0,1% KLR + KLR + 5 (3, 4) (3) mGage mGage ___________________________ Source: Company presentations, Company filings, Wall Street Research and FactSet as of 01/28/2021 3 Based on unaudited results for mGage Note: Sinch shown pro forma for a acquisition of SAP Assets, Wavy Global and ACL Mobile 4 Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out of KLR + mGage includes Revenue and Cost Synergies; KLR standalone based on Company information period items. Some of the adjustments for 2020 have only been computed for Q1 at this time 1 8x8 Growth (%) represents 2021-2022 EBITDA CAGR due to negative 2020 EBITDA 5 Represents 2019A Gross Margin; broker estimate not available for 2021E Gross Margin 33 2 CM excluded due to negative 2020E and 2021E EBITDA Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialOPERATIONAL BENCHMARKING The Pro Forma Kaleyra and mGage entity compares favorably against peers on key operational metrics CY2020E - CY2021E Revenue Growth (%) CY2020E - CY2021E EBITDA Growth (%) 68,0% Median Median 226,9% CAGR 15.9% CAGR 8.9% 32,1% 28,2% 26,7% 26,7% 65,5% 15,9% 14,8% 35,8% 24,0% 1 2 12,2% 8,2% 5,7% 3,0% n.m. 5,2% (0,7%) KLR + KLR + (3, 4) (3) mGage mGage CY2021E EBITDA Margin (%) CY2021E Gross Margin (%) Median Median 61,7% 55,4% 54,9% Margin 8.9% Margin 44.8% 14,0% 44,8% 13,5% 12,6% 11,1% 8,9% 28,8% 27,3% 26,7% 26,5% 6,5% 20,8% 5,3% 3,2% 0,1% KLR + KLR + 5 (3, 4) (3) mGage mGage ___________________________ Source: Company presentations, Company filings, Wall Street Research and FactSet as of 01/28/2021 3 Based on unaudited results for mGage Note: Sinch shown pro forma for a acquisition of SAP Assets, Wavy Global and ACL Mobile 4 Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out of KLR + mGage includes Revenue and Cost Synergies; KLR standalone based on Company information period items. Some of the adjustments for 2020 have only been computed for Q1 at this time 1 8x8 Growth (%) represents 2021-2022 EBITDA CAGR due to negative 2020 EBITDA 5 Represents 2019A Gross Margin; broker estimate not available for 2021E Gross Margin 33 2 CM excluded due to negative 2020E and 2021E EBITDA Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

Thank You For further details, scan this QR code: investors@kaleyra.com Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialThank You For further details, scan this QR code: investors@kaleyra.com Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential